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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                        AMERICAN MULTIPLEXER CORPORATION
             (Exact name of Registrant as specified in its charter)

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         NORTH CAROLINA                                         56-2006165
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                            575 NORTH PASTORIA AVENUE
                           SUNNYVALE, CALIFORNIA 94086
                    (Address of Principal Executive Offices)

                                  408-730-8200
              (Registrant's Telephone Number, Including Area Code)

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        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

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        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

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ITEM 1. BUSINESS.


        This Registration Statement on Form 10 includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Business." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

OVERVIEW

        American Multiplexer Corporation ("AMC" or "we") has developed a system of delivery of high-speed, global, interactive, multimedia services on the public Internet using an integrated satellite and terrestrial-based network. We believe that our system overcomes several of the data transmission and delivery limitations of currently available Internet connections and provides for the high-speed or high bandwidth, sometimes referred to as broadband, delivery of large data files and video simultaneously to multiple specifically identified computer users. We provide an end-to-end solution, which means a user of our services can implement an application from one desktop on a local area network, or LAN, to another desktop on another LAN, with a web browser.

        We were incorporated on April 8, 1996 under the laws of the State of North Carolina. During 1996 we were not yet operational and conducted no business activity. Our operations commenced January 7, 1997, when we acquired the assets and technology of Temasek Telephone, Inc. We initially focused on developing multiplexers and high-speed Digital Subscriber Line ("DSL") devices for Internet use. Multiplexers are equipment that can combine many different kinds of information (video, data and voice) into one integrated waveform for delivery to a customer.

        In May 1998, we made strategic changes in our business and focused on acquiring additional technologies to bolster our satellite communication development expertise. In September 1998, we acquired the assets of SatCom Media Corporation after that company had filed for bankruptcy, and have since worked on developing our services described above. The satellite technology skills to develop these services were acquired with the SatCom acquisition and have not as yet generated any revenue.

        Our common stock currently trades on the OTC Bulletin Board under the Trading Symbol "AMUT".



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THE INTERNET

        To understand and appreciate our current and proposed services, our proprietary software and equipment and the unique architecture of our data and video delivery system, you must have a good understanding of the public Internet and its current data and video delivery and transmission methods and limitations. We have provided a very basic discussion of the Internet below in order to help you understand our business and services. However, the Internet and how it works is extremely complicated and this discussion can not fully describe all of the aspects of the Internet. You should seek advice and information from other sources if you do not fully understand the concepts and terms described in this Registration Statement.

The Internet - A Brief Definition.

        The Internet is a loose organization of computer networks that are physically attached to one another by pathways that allow the exchange of information, data and files. Each of the computers in, for example, your place of business, company or school, may be connected to one another in a network. These relatively small groups of connected computers are often called local area networks or LANs. Many different LANs are then connected in consortiums known as regional networks. Numerous regional networks are also connected to one another. Regional networks are often connected to one another by a high speed backbone. A backbone is a high speed copper, fiber or cable connection created and maintained by a large corporation or governmental organization. The aggregate of these local and regional networks, together with other types of computer networks and individual computers maintained by Internet service providers, online services, companies, governmental agencies and others make up the Internet. All of these computers are connected to the Internet so that they can share information, data and files. The myriad of data transmission methods, equipment and software on the Internet is beyond the scope of this discussion, but we will explain, where relevant to our business and services, how we believe information is currently shared over the Internet.

        The physical connections, or pathways, between the numerous computer networks can take many forms, but the most common are telephone lines, fiber optic cables with microwave links and satellite transmissions, Integrated Services Digital Network ("ISDN") telephone lines, Digital Subscriber Lines ("DSL") and television cables.

Getting Onto the Internet.

        You can get onto the Internet by dialing in to a large computer that is connected to the Internet by either an online service or a dial-in Internet service provider ("ISP") or by a direct connection such as a DSL or cable modem. Once you are connected to the Internet, you may request information from other computers on the Internet or you may send information to other computers. When you request or send information over the Internet, software that is maintained on your computer, on the main computer on your LAN or by your ISP will break the information into groups called "packets" and convert the data into a language that the various computers and equipment on the Internet can understand. The language that can be understood by the various computers on the Internet is called Transmission Control Protocol and Internet Protocol ("TCP/IP"). The data packets contain the information necessary to direct your data to the proper location and perform the requested task. Information is passed between networks by routers, a type of computer hardware. Routers direct the flow of data packets, usually to another router that is closer to the destination of your data. When data is sent from one regional network to another, it is usually first sent to a Network Access Point ("NAP"), which is a large computer that routes the data through high speed backbones to another NAP and then to another network and



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computer. Information is then sent back to you using the same or similar types of connections. Other equipment and software is necessary for the delivery of data on the Internet but is beyond the scope of this description.

THE DATA TRANSMISSION LIMITATIONS OF THE INTERNET

The Path Your Data Takes on the Internet.

        How much information you can send or receive over the Internet, and how fast you can send it, depends on the physical architecture of Internet and your connection to the Internet. If you are using the telephone system to get onto the Internet, your connection will follow the ordinary phone line, DSL or ISDN line that you are using until it reaches the telephone company's local exchange switching office. The telephone company then routes the data through its own network of copper, fiber optic or satellite links or to a long distance carrier's point of presence, or POP. The data is then routed to the local exchange switching office nearest your ISP. The ISP then passes the data through its own copper, fiber or cable line link to a computer on a backbone or through a transmission line leased from another carrier (a leased line), where it is directed to the appropriate network or computer. The response is sent back to you by the same or a similar path.

        The various physical connections between computers on the Internet have different data transmission capabilities and limitations. Modems that convert digital information from your computer to analog for transmission over an ordinary phone line typically operate at 56Kbps (kilobits per second). ISDN lines transfer digital data at up to 128Kbps and DSL lines transmit digital data at 144Kbps or faster. T1 lines transfer data at 1.54 Mbps (megabytes per second) and cable modems at 1.5Mbps.

The Local Access Bottleneck.

        Regardless of the method of connection from the computer user to the Internet, the actual speed of the connection is usually determined by the transmission capabilities and limitations of the "weakest link" in the transmission chain. One of the greatest challenges facing service providers offering high-speed (up to 1.54 Mbps) data access services has been the inconsistent quality or lack of high-speed service to and from local exchange carriers to the computer user. While the Internet has architecture in place to move data relatively quickly through the various types of lines between regional networks (i.e., on T1 and T3 lines and through the backbone that can transmit data at 1.54Mbps and 45Mbps, respectively), the connection between the user and telephone company's local exchange switching office is usually relatively slow, usually 56Kbps



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or less. The connection from the user to the local exchange switching office, or the "last mile", is usually by ordinary phone line, DSL or ISDN lines. The "last mile" is often referred to as the "local access bottleneck." Data must also travel through the equipment of other networks on the Internet, some of which is overburdened, has low transmission capacity or otherwise delays the timely delivery of the data. Cable is currently offered as a faster or less congested service that existing phone services, however, cable providers experience similar low speed or delay problems due to network loading as their customer base increases.

        Satellite connections to the Internet also currently exist. To use a satellite connection, you need a satellite dish at your home or place of business. For example, the currently available systems (see
"Business - Competition") can deliver information to your computer at up to 400Kbps. Instead of transferring data back to you over telephone lines, the source of the requested data sends the information to the satellite company's network operating center via special high speed links. The network operating center sends the information to the satellite and the satellite sends the information to your dish. However, in this type of system, the high speed connection is from the network operating center to your computer only - data can only be sent from your computer to the network operating center via other land-based, or terrestrial, connections such as those described above. See "Business - Satellite Industry Overview." Our system is based on this type of hybrid terrestrial and satellite Internet access configuration. As described herein, however, we believe that our equipment and proprietary software further expands upon the data delivery capabilities and applications of the satellite system to allow for Internet enabled multicasting.

Sending and Receiving High Quality Video or Large Data File Transfers.

        One implementation being used to improve web site response times involves broadcasting data simultaneously to geographically dispersed servers that are closer to the person requesting the information, thereby avoiding potential congestion that could occur on standard terrestrial networks. This broadcasting of data from one location to many locations is known as multicasting. The delivery of large data files or video over the Internet is called IP Multicasting. An IP Multicast can be of either data or video. The term IP Data Multicast refers to a file download from a single computer user to multiple users. The term IP Video Multicast refers to video streaming to multiple users. The delivery of data or video from one source to one user is called unicasting, and the delivery from one source to many undefined or unidentified users is called broadcasting.

        We believe that the none of the currently available Internet connection methods other than satellite systems can support IP Multicast services. Due to the existing structure of the Internet, only unicast services can be transmitted over the Internet, which enables the video and email services that can be viewed now. The Internet contains millions of routers that are not multicast enabled (they do not have the hardware or software to support multicast delivery) and will effectively block multicast services.

        The local access bottleneck effectively prevents computer users that rely on ordinary phone lines from receiving high quality video or large data file transfers because dial-up access (standard 28.8Kbps or 56Kbps modems) is too slow. High quality video and large data file transfers require transfer speed capabilities of at least 1.5Mbps. Computer users can avoid the local access bottleneck in varying degrees in a number of ways: one, by obtaining leased dedicated telephone lines from the telephone company; two, by obtaining cable modems, T1 lines, ISDN or analog DSL lines; and three, by participating in a satellite enabled Internet connection system.

        A dedicated network provides one solution to the bottleneck and multicasting limitation problems. Historically, telephone companies have offered dedicated switched services (i.e., a network of dedicated switched services telephone lines) to companies that wish to establish a secure network. A network of dedicated switched services telephone lines (and users) is called a dedicated network. Dedicated networks are faster because only network members have physical access to the data transmission lines, so high traffic does not slow the lines. The potential for increased speed and the direct connections between users on a dedicated network may allow multicasting. However, the cost of a dedicated network, particularly where there are many users or users that are geographically diverse, can be prohibitive, especially to small and medium sized businesses.

        ISDN's 128Kbps dial-up is often not available and high-speed leased-line alternatives, such as dedicated T1 lines are cost-prohibitive for most computer users, particularly individuals



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and small and medium-sized organizations. DSL service has a distance limitation that requires the user to be within 2 to 3 miles from the telephone company's central office, and the further from the central office, the lower the speed.

        Although the costs for the various connectivity methods mentioned are constantly changing, the approximate cost for ISDN line use is $175 per month for an Internet connection or $.50 per minute for a dedicated ISDN line; DSL is approximately $260 per month; a T1 line is approximately $375 per month for a local Internet connection and $1,600 per month for a regional dedicated T1, increasing to $4,000 per month for a US coast to coast dedicated T1 line.

        Currently available satellite services also provide a partial solution for the bottleneck problem - however, requests for information must still be transmitted to the service provider (usually at its Web site) through the local exchange switching office by currently available connection methods. This solution is effective where the amount of data contained in a request for information is much smaller than the amount of data contained in the response.

SATELLITE INDUSTRY OVERVIEW

        Satellite communications systems consist of satellites, or the space segment, and ground-based transmitting and receiving systems, or the ground segment. The space segment consists of one or more satellites orbiting the earth, which typically provide continuous communications coverage over a wide geographic area. Satellites usually contain multiple transponders, each capable of independently receiving and transmitting one or more signals from and to multiple users simultaneously. A transponder is a device that receives signals from transmitting earth stations, translates these received signals into transmit signals and amplifies and transmits these signals to receiving earth stations. See "Business - The Space Segment - Satellites." The ground segment consists principally of one or more earth stations, which provide a communications link to the end user either directly or through a terrestrial network. An earth station is an integrated system consisting of antennas, radio signal transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment. See "Business - The Ground Segment - The Network Operating Center."

        Satellite communications is a rapidly growing segment of the global communications infrastructure. Satellites are increasingly becoming important in light of the growth of the Internet and other broadband applications and the globalization of communications. New broadband satellite systems offer services similar to newly built broadband terrestrial systems. Pioneer Consulting, LLC, an independent research firm, projects that global broadband satellite services revenues will increase from approximately $230 million in 1999 to approximately $37 billion in 2008, with broadband business-related revenues increasing from approximately $150 million to approximately $16 billion during the same time period.

        We believe satellites provide the following advantages over terrestrial alternatives for broadband applications:

        - Satellites enable high-speed communications services where terrestrial alternatives are unavailable or inadequate. Many areas of the world lack the sophisticated fiber optic cable and digital switching infrastructure required for the high-speed transmission of data. Satellites are well suited to connect these areas that cannot be connected efficiently or cost-effectively by terrestrial transmission systems.



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        -      Satellite networks can be rapidly installed, upgraded and
               reconfigured. In contrast, the installation of fiber optic cable is time consuming and requires obtaining rights-of-way.

        - Satellite networks bypass much of the often complex terrestrial networks. This avoids the service level issues related to potential terrestrial network congestion as well as the use of multiple network service providers.

        - Satellite networks, because of their broadcast nature, are capable of transmitting data simultaneously from one point to multiple locations. However, we believe currently available satellite systems do not allow a computer user to multicast data from his or her computer over the Internet to users on a LAN, unless it is through a private dedicated network. Where a computer user wishes to deliver a large amount of data to one or more other users on a LAN and does not have access to a private dedicated network, the transmission speed is still limited by the local access bottleneck, both on his end and on the target users' end. We believe that our system of multicasting delivery, unlike other satellite enabled systems, fulfills the promise of IP Multicasting.

        - Satellite networks, in some situations, are more cost-effective than terrestrial alternatives where the flow of data traffic to the user is greater than the flow of data from the user. Capacity can go unused on many terrestrial networks due to this uneven flow of traffic, whereas satellite networks are capable of providing capacity on an imbalanced, or asymmetric, basis.

        - The cost to provide satellite services does not increase with the distance between sending and receiving locations. In contrast, the cost of terrestrial network transmission increases with distance.

        We also believe a number of technological advances will stimulate demand for satellite-based communications services:

        - Internet Protocol. Internet Protocol ("IP") is transforming the communications industry by allowing all forms of communications to be carried in one format using a standard protocol. Therefore, IP allows for the transmission of voice, video, and data on a single network. These networks use bandwidth efficiently, thereby reducing transmission costs and allowing for enhanced applications. We believe the reduction in transmission costs and enhanced applications will continue to stimulate demand for communications services worldwide including satellite-based services.

        - Enhancements in satellite technology help reduce costs. The latest generation of satellites has up to three times more power than satellites launched in the early 1990s. As technology improves, satellites in the future will be even more powerful and longer-lived than current satellites. In addition, we believe satellites in the future will carry more transponders and therefore provide more transmission capacity. We expect these new satellites will decrease the cost of capacity, thereby increasing the demand for satellite-based communications services.



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        -      Ka-band technology. Newer satellites utilize Ka-band technology
               The Ka-band transponders will offer five to ten times the bandwidth of today's transponders. Ka-band technology typically uses smaller, more high-powered spot beams, which allow for smaller ground antennas and lower cost per data transmitted. The use of Ka-band technology is expected to lead to less expensive capacity and increase the demand for satellite-based communications.

        - Broadband technology. While broadband technology is increasingly available on fiber optic networks, sophisticated urban cable networks and through high-bandwidth telephone line technologies, and demand for robust applications like delivery of multimedia content that narrow-band technologies cannot satisfy is increasing, we believe that satellites can provide the principal means to deliver broadband applications beyond the geographical limitations of both existing and future broadband terrestrial networks.

THE AMC NETWORK

The Demand for Our Services.

        We believe that small to medium-sized businesses and their employees desire the same speed and services that large corporations and institutions enjoy through their dedicated networks. They require a way to deliver large data files and high quality video to multiple users that is cost-effective, easy to install and that operates transparently, with little intervention or on-going technical support. For users who can't afford dedicated networks or who have no access to cable modems, T1 lines or DSL, and who want the high-speed capability to send VCR quality video or large data files to multiple users, the multicast capability of a satellite connection is an attractive option. Unlike other currently available satellite systems, our network allows multiple users to order, schedule and receive IP Multicast information over the Internet, while using the bandwidth only once from the sender, rather than for each user on the corporate LAN. We believe that our customers will be able to receive data and video simultaneously and that our alternative will give the user the benefits of a dedicated leased line, including instant network access, at a substantially lower cost than using a dedicated network.

        We believe that our potential customers will use IP Multicast services to deliver corporate training, infomercials, and other content sessions across the corporate computer network and to distribute banking networks or geographically dispersed software development operations, among other things.

IP Multicasting Services.

        We are currently offering Internet enabled IP Video Multicast and IP Data Multicast delivery services. Our customers can order, schedule and monitor IP Multicast servicer through our website and send video or data files to us at our website. Our Network Operating Center can multicast data files or video content to customers live from a desktop in a LAN, from broadcast studio feeds or tapes, or from data or video previously provided by a customer for later distribution (called "store and forward" distribution). When data or video is provided live or contemporaneously with satellite delivery from a desktop in a LAN, the data or video is unicast over the Internet to the Network Operating Center through our Virtual Private Network, or VPN, "tunnel." See "Business - Our Virtual Private Network" and "Business - The Ground Segment - The Network Operating Center." In some cases, the delivery of such information may require a dedicated line or other high speed delivery access from the customer to our Network Operating Center. See "Business - The AMC Network Architecture" for a description of the types of



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connections available between our customers and our Network Operating Center. A high speed connection to our Network Operating Center is not necessary for customers that will not originate live video or large data files for contemporaneous multicasting, or where we broadcast studio feeds or tapes, or store and forward data or video.

        After we receive the information at our Network Operating Center, we then use a satellite to multicast the information from our Network Operating Center to our customers. The satellite component of our network allows IP Multicast services to "bypass" the Internet and go directly to the customer without going "through" a large portion of the Internet. Customers can send a large file (100 Mbytes for example) through our Network Operating Center to multiple users simultaneously at very high speed (up to 10Mbps). See "Business - Competition" for a description of the capabilities and limitations of competing satellite systems. While other satellite systems can only multicast to individual computers, each of which must be connected to a satellite dish, and cannot receive information to multicast over the Internet, we can multicast to a LAN, and to all customers on the LAN, and receive the multicast information over the Internet. In other words, clients can have one satellite dish and router for a LAN with multiple users, and all users on the LAN can receive the multicast services. Clients can use the Internet to monitor, send and receive our IP Multicast services. Our proprietary software, together with the hardware at our Network Operating Center and the hardware that must be installed at the customer's site is uniquely designed and configured to deliver motion picture quality IP based multicast video, voice and data. See "Business - Intellectual Property" for a description of our proprietary intellectual property. We believe that our system is uniquely able to provide delivery of data or video traffic from one desktop to other corporate LANs, as well as to televisions with Web enabled service. We can deliver video at the quality the customer requires, from 1 Mbps MPEG 1 to full motion MPEG 2 at 6Mbps. Our network allows full motion live video and data content to be delivered directly to business customers in a cost effective way, because we can deliver IP Multicast services to a large group or number of users simultaneously, and only bill the customer for the single transmission of the information, rather than for system usage of each user receiving the information. See "Business - The AMC Network Architecture" for a description of the connection between our customers and our Network Operating Center and delivery from our Network Operating Center via satellite to our customers. Also See "Business - Pricing Model."

        Video broadcast content may be provided by customers or by companies that produce content for their target markets and applications. We can also co-produce "infomercial" type or other content for customers that wish to disseminate full motion video or infomercial content via their web sites. See "Business -- Our Network Architecture." Content can be aggregated at our Network Operating Center and delivered through our IP Data Multicast and IP Video Multicast services directly to multiple sites, or stored on our video servers for scheduled or on-demand delivery. Customers, strategic alliance partners and other content providers will be responsible for obtaining the rights to any content they want to be delivered from our Network Operating Center through our services. There are currently no agreements in place for the rights to deliver content at this time.

        We intend to sub-contract third party content production engineering services to customers that have no content production capabilities, such as online auction houses, retailers, and educational institutions. Additional fees will be billed to our customers for these services. We do not currently offer outsourced content production engineering services, but we expect to complete the necessary contractual relationships with providers during the year 2000.

        We believe that we have all necessary contracts with vendors and all of the necessary equipment to deliver our IP Data Multicasting and IP Video Multicast services beginning in the third quarter of 2000.

Our Network Architecture.

        Transmission of data on our network and provision of our multicasting services involves two main steps; (1) a terrestrial line from the computer user to our Network Operating Center, where our equipment is housed and from where our services are provided, and (2) a satellite



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download from our Network Operating Center to the computer user. See "Business -
The AMC Network Operating Center" for a description of the equipment maintained at the Network Operating Center.

        1. The Customer's Connection to Our Network Operating Center.

        Upon entering into a service contract with us, our clients must purchase, or lease, and install our client premises equipment, which consists of a satellite dish and router. See "Business - Client Premises Equipment" for a description of the equipment that each of our customers must obtain. Our customers must then establish a terrestrial connection to our Network Operating Center and Internet access through an ISP in order to reach our Web site and initiate our services.

        Through our Web site customers can order or schedule services, arrange for the delivery of data or video to our Network Operating Center through our VPN "tunnel", and schedule or receive consulting or other services. This connection is usually made through the customer's existing ISP Internet access. The ISP does not have to offer our services in order for the customer to reach the web site. The customer's connection to an ISP may be maintained in any of the several methods described in the description of the Internet above. In some cases a dedicated line can be provided if the bandwidth available through the existing ISP connection is not sufficient for the desired application, such as sending live video to our Network Operating Center.

        After a terrestrial connection is made, data or video is forwarded from a customer through the terrestrial connection to the POP maintained by Level 3 Communications closest to the customer. See "Business-Ground Segment - The Network Operation Center" and "Business-Material Contracts" for a description of our relationship with Level 3 Communications. From the Level 3 Communications POP, the data or request packets are then forwarded to our Network Operating Center over the Internet backbone. Our Network Operating Center then services the request or data packets by routing to our e-commerce Web site or to the Internet World Wide Web site the customer is requesting, and then routes the information back to our Network Operating Center.

        When a customer transmits data or video to our Network Operating Center, we will provide a VPN "tunnel" through the Internet for such data or video delivery. In simple terms, a VPN "tunnel" is a path through the Internet to our Network Operating Center that is created by attaching a set of instructions to the information packets sent by the customer to our Network Operating Center. The instructions direct the packets through the myriad of routers and other equipment along the Internet path from the customer to our Network Operating Center. The instructions provide, among other things, security for the information and delivery instructions and addresses for delivery of the information to multiple addresses after it reaches our Network Operating Center (i.e., the multicasting leg of the transmission). The special instructions are necessary because many of the routers and other equipment that the information packets will encounter along its path are not multicasting enabled, in other words, they will drop or delay multicasting requests that do not contain the special instructions. The instructions are generated by software at our Network Operating Center and are delivered to the customer via the connection to our Web site.

        The router provided to our customers to convert the signal received by the satellite into a form that the customer's computer can understand also establishes and monitors an "always on" connection to the Internet via our Network Operating Center. Through programs with providers such as Level 3 Communications, we can include access to terrestrial lines as part of our service offering. For example, through the Level 3 Communications relationship, a T1 dedicated line can be made available to our customers through the local exchange carrier to the Internet backbone, in many cases for a few hundred dollars per month, and then sent across the U.S. over the Internet



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backbone for as low as $50 per month. An equivalent dedicated T1 service would cost the customer several thousand dollars per month. A dedicated line and direct access to the Level 3 Communications POP increases the transmission capabilities over the "last mile" and avoids much of the local access bottleneck when data is sent by the user.

        The path from the customer to our Network Operating Center is currently limited to terrestrial connections. However, a 64-384 Kbps satellite link is planned for introduction during the first quarter of the year 2001, primarily for markets outside the U.S. where the infrastructure is either not available or costs are as much as ten times the price of the same service in the U.S. Our proposed 64-384 Kbps satellite up-link (customer to our Network Operating Center via satellite) will utilize a hybrid spread spectrum technology that will provide connectivity to customers who are geographically unable to obtain adequate bandwidth connections to support multicast services. Spread spectrum is a way to provide communications between many users without interference limitations. It is currently used in the U.S. PCS cellular market. Hybrid spread spectrum is a modification of this standard to improve the number of customers that can use a satellite without interference.

        2. Network Operating Center Connection to the Customer.

        After our Network Operating Center receives the data from the customer, the data is sent as directed via satellite at speeds of up to 10Mbps, thereby avoiding much of the other network equipment on the Internet and the local access bottleneck. The benefit to the customer of our integrated satellite-terrestrial network topology is the ability to use the Internet for multicasting applications and to bypass the public Internet in the response direction by going "over" the Internet. The Network Operating Center can multicast the information to the users via satellite. We believe that other systems are not Web enabled and can only multicast the information from a network operating center to users that are each connected to a satellite dish. We also believe that other systems cannot receive the information to be multicast via the Internet. In other words, users of other systems that integrate the use of satellites can not use the Internet to provide data or video to the network operating center for multicasting over the satellite.

        The data that we transmit through the satellite is configured in the internationally accepted DVB/MPEG-2 and Internet TCP/IP standards that will interface with existing corporate systems. DVB is an international standard for the delivery of entertainment video for broadcasting. MPEG-2 is an international standard for compressing signals in order to be able to transmit more information in the bandwidth available. We plan to develop some of our own applications and will be adapting or offering applications developed by others for use with our services.

OUR VIRTUAL PRIVATE NETWORK

        Many aspects of our services are provided in a secure Virtual Private Network, or VPN, environment. VPN is an industry standard term for business services that guarantee privacy, levels of security and performance using special software to direct information sent over the Internet, rather than a network of dedicated switched services telephone lines. Virtual private networks offer the appearance, functionality and usefulness of a dedicated private network at a lower cost because they use shared networks. Furthermore, virtual private networks not only allow access to internal corporate information, but can also be used to provide telephony services using IP and to transmit video or a combination of any of these three.

        Historically, telephone companies have offered private dedicated networks at above standard phone rates. Dedicated networks are secure because only network members have physical access to the data transmission lines. VPNs compete against dedicated networks by using the Internet, coupled with new industry technology in order to provide security at a lower cost. VPN charges to a customer involve a premium over straight carrier "bandwidth" charges that do not include the VPN services. The VPN that we will offer is created and maintained using our satellite router and our proprietary software to "tunnel" customer requests through the Internet to our Network Operating Center. IP based security ("scrambling") and encryption technology purchased through third party vendors is added to the "tunnel" to ensure data privacy, thereby providing security to the users. The security of the satellite system is addressed by encrypting each customer's information with a separate encryption key. We will control who has access to the data being distributed by controlling assignment of the encryption key.

        Other VPNs are currently available in the market. However, we are not marketing our VPN as a stand-alone service, our VPN is only available in connection with the provision of our IP Multicast services, and we believe that IP Multicast services using the Internet to corporate LANs are not available and that we will be offering these services for the first time.

        We are also not offering high-speed Internet access service as of through any ISP at this time. Our high speed information delivery services are only available in connection with the provision of IP Multicasting.

THE GROUND SEGMENT - THE NETWORK OPERATING CENTER

        Our first commercial Network Operating Center is located at Level 3 Communications in Sunnyvale, California. Level 3 Communications operates a national Internet tier one backbone in the U.S. that has a fiber-optic infrastructure. A tier one backbone refers to a fiber optic Internet backbone infrastructure that is owned and operated by the service provider. Installation of our Network Operating Center at Level 3 Communications began in September 1999 and was completed in December 1999. Our Network Operating Center is a physical location that includes network management equipment, data and video servers, routers, firewalls, and Internet backbone access equipment, satellite uplink and downlink equipment including an antenna and RF transceiver; gateway equipment including the video processing equipment, IP encoders, IP gateway, modulators, demodulators, MPEG encoders, network management system, and billing and encryption system, and servers and service delivery and monitoring equipment. The network of customer premises equipment is managed and services are enabled at the Network Operating Center. Our Network Operating Center communicates with the satellite and with the Level 3 Communications infrastructure, manages the satellite network, performs accounting and billing services tailored to customer requirements, originates video content sent to customers, and provides Web server access to customers to manage and initiate IP Multicast services. Our Network Operating Center will also host our customers' e-commerce web servers.

        The Network Operating Center provides traffic reports and throughput statistics for each customer in support of service-level agreements. If a subscriber regularly hits peak utilization rates, the Network Operating Center can then migrate the user upon request to a higher speed service, at a correspondingly higher usage based billing rate. The above equipment has been purchased, installed and certified as operational in out Sunnyvale facility by our operations and test engineers. The number of customers that a Network Operating Center can handle depends of the number of satellite transponders and server capacity available at the Network Operating Center, and the bandwidth requirements of each customer. A single transponder has about 30Mbps of bandwidth or speed available at a given time.

        We also have a research and development Network Operating Center located at our corporate headquarters. However, the services delivered from our corporate Network Operating Center are intended to gain customer feedback on the service and reliability, and provide demonstration capability for services in Latin America, but are not a revenue generating service.

        In order to provide our services on a global basis, we plan to deploy additional Network Operating Centers, which will access multiple satellites in conjunction with tier one bandwidth service providers. We would seek to deploy additional Network Operating Centers similar to the one currently located at the Level 3 Communications facility in Sunnyvale California at other terrestrial Internet fiber optic backbone carriers that own and operate access Points of Presence ("POPs") throughout the U.S., Europe and Asia. Additional Network Operating Centers to be deployed will require an analysis of the footprint (area covered by the satellite), type of satellite to be used (C-band or Ku-band), services to be offered, equipment costs and availability, and regulatory requirements of local and federal governments. The costs to deploy a Network Operating Center (approximately $3 million for the Sunnyvale Network Operating Center) will vary depending on the above requirements.

CUSTOMER PREMISES EQUIPMENT

        Customers that subscribe to our services must obtain a satellite terminal, which will consist of a satellite dish (.65 to 1.8 meter) with a low noise block ("LNB") amplifier to receive information from the Network Operating Center and a satellite router and receiver box. Philips Corporation has developed a satellite router (with our assistance) that complies with the functionality requirements of our system. We have agreed to purchase satellite routers from Philips to provide to our customers. The router is not proprietary to AMC and we do not have an exclusive supply contract with Philips. The Philips satellite router may be used by other satellite systems, although our proprietary software would not be included. The satellite router is available from AMC and Philips Corporation as a co-branded product. See "Business - Material Contracts" for the terms of our agreement with Philips Corporation. The satellite router may be used by customers that have existing standard Cisco Systems or other routers installed in their LAN. The satellite router provides the satellite receiver as well as the return path for the Cisco Router "send" or request path and all of the functionality of the VPN "tunnel", IP security, and IP Multicast services. We plan to continue to provide development support to Philips Corporation to maintain the required product performance for the satellite terminals and routers.

        We will provide and install the satellite dish and router at the customer's place of business for approximately $10,000 per site. A cable will be run from the satellite to the satellite router, which would typically be located in the customer's equipment room. The satellite router is then connected to the LAN or to a computer. The equipment will enable the customer to request information via their terrestrial lines (customer to Network Operating Center path) and receive information via satellite (Network Operating Center to customer path). Each customer site would need a satellite dish and router, while individual users would not need a satellite dish or router if they are part of a LAN customer.

        We propose to contract with a third party installation and support company to install and maintain the customer equipment. Our own service and support engineers will train the third party installers. Negotiations are in process with a third party installation company to cover the U.S. although no agreement has been reached. Whenever possible, we will purchase off the shelf customer equipment to build our systems and perform software design modifications and software integration for our customers.

        As previously discussed, we plan to offer a customer to Network Operating Center path over the satellite (via a 2-way satellite terminal) for certain applications that do not have an adequate terrestrial link. In all cases information must go from the customer to the Network

Operating Center. We are in the process of developing a proprietary technology for such a 2-way satellite return channel. We expect this technology to be completed over the next twelve to eighteen months although we cannot assure that such development will be completed during such period, if at all. We will initially focus on the U.S. and major Latin American commercial centers where the existing infrastructure is more advanced and 2-way satellite system is not necessary for Internet access or connection to our Network Operating Center.

THE SPACE SEGMENT - SATELLITES

        We have contracted with Satelites Mexicanos S.A. de C.V. ("SatMex"), the owner/operator of satellites, to secure the necessary satellite bandwidth to provide our services. See "Business - Material Contracts" for the terms of our contract with SatMex. We will provide our services through existing Ku Band and C Band geosynchronous satellites owned by SatMex that are stationed in fixed orbits over the equator. Ku Band Satellites are satellites that operate in the FCC designated Ku frequency band 14-14.5 Gbps (billion cycles per second) up to the satellite and 11.7 - 12.2 Gbps down from the satellite. C Band Satellites operate in the FCC designated C frequency band 5.5 - 6.2 Gbps up and 3.7 - 4.2 Gbps down. Ku Band Satellites are partitioned into several transponders in order to serve different customers and applications. There are 24 transponders on the SatMex 5 satellite, each of which operates at 36 million cycles per second ("MHz") or approximately 31 Kbps.

        Our agreement with SatMex provides for the lease of two Ku Band transponders on the SatMex 5 satellite for the next five years. One satellite transponder will cover the U.S. and the other will cover South America. This relationship is intended to provide the initial capacity to cover contemplated services beginning in the first quarter of the year 2000 in the U.S. followed by service in South America. We will add additional satellite coverage as necessary depending upon several factors, including the number of customers and the aggregate usage of our system by our customers. We expect that the existing satellite coverage with be adequate through the end of 2000. We estimate that 16,000 customers could be served with our existing satellite coverage, based on contracted usage of 1.8Gbytes per month of data at 1.5Mbps.

        SatMex is a member of the Loral Global Alliance worldwide network of satellite services providers. The Loral Global Alliance provides a network of regional and global satellites through owner/operators including SatMex, EuropeStar and Loral Skynet. By developing a relationship with a member of the Loral Global Alliance, it may be easier and less expensive for us to contract for additional or new satellite space or transfer transponder time between satellites due to the relationship of satellite owners within the Alliance. Although we do not anticipate a problem, we can give no assurances that we will be able to obtain adequate satellite coverage beyond our current contract with SatMex, if at all.

OTHER SERVICES AND VALUE ADDED APPLICATIONS

        Provision of low cost, high-speed services and value added applications have become a competitive requirement for today's business applications provider. Value added applications refer to software application packages that may be offered over a network. We anticipate that our IP Multicast customers will also eventually expect additional value added applications to be made available on our system. Value added applications include Intranets, Extranets, email, electronic commerce, Web hosting, video conferencing, distance learning, collaborative computing and multimedia.

        The technologies which have been developed for the Internet have been used in the creation of private corporate networks, or Intranets. Intranets provide employees in geographically dispersed locations with access to corporate databases and other private corporate information. There is a rapidly growing marketplace for Intranet services in the United States and other developed countries, as corporations have recognized their benefits. We believe that there is an ongoing transformation of communication networks within large and medium sized businesses in order to provide, among other things, employee training and communication, division to headquarters ordering and logistics tracking, customer support, marketing and advertisement distribution, and international cross-border communication through Intranets and Extranets. Intranets are corporate collaborative infrastructures (i.e., a group of computers within a corporate organization that are all connected in a network) whereby information within a company is disseminated via secure corporate Web Servers. The Intranet can be accessed through the Internet and financial, accounting, collaborative engineering, manufacturing, and sales functions, among other things, can be managed in the Intranet. In parts of the world where land-based networks are inadequate or unavailable, we believe Intranets represent a rapidly growing market for satellite-based communications services. The growth of intranets is being supported by the evolution of VPN technology and services that ensure the security of sensitive corporate data when transmitted over the Internet or other shared networks.

        Extranets are an extension of the corporate Intranets that include suppliers and vendors to improve collaboration between a corporation's internal operations and the "outside" world of their business connections. In an Extranet, a limited trust is defined and established between the networked computer resources of two or more companies. The connection between organizations or networks in an Extranet is made with a secured hybrid link between the relatively unsecured Internet and the secured Intranets of the participants. The connection of Intranets to establish and Extranet is called Wide Area Networking ("WAN"). A WAN is accomplished with a fixed or virtual link, depending upon traffic volume. With the improvement in IP security, including firewalls and VPN tools, Extranets are emerging as the preferred interconnectivity vehicle for business to business applications. Solving the connectivity issues are important in the WAN infrastructure to deliver broadband services.

        We intend to develop and offer Intranet/Extranet market solutions for target businesses and government organizations through the use of our VPN "tunnel" technology and satellite services, as well as technologies that we may develop as needed in the future. Some illustrative uses of our projected corporate Intranet/Extranet services are product announcements, promotional announcements with visual displays and advertisement layouts, product placement and shelving diagrams. Our proposed services may include delivery information and tracking, just-in-time inventory response to logistics and problems, and collaborative forecasting and control of imports and exports. These service areas facilitate reduction of delivery lead times and inventory that result in potential cost savings to business and government end users. Third Party Software Applications.

        We are testing third party application software packages for video streaming, collaboration, meetings and video conferencing, among other things, in order to determine which applications may or should be offered with our current services. We have not developed any specific applications, although the design of some applications such as Video Conferencing has been started, and no development contracts are currently in place for developing specific applications. We anticipate that packages for applications such as movies on demand or distance learning may be developed by subcontractors or by strategic partners for selected vertical markets. Third party applications that we elect to offer will likely reside on the customer's computers and will be managed at our Network Operating Center. We may have to modify our servers in our Network Operating Center or obtain additional equipment to host co-branded software applications or to monitor third party software applications over our network. The cost of such modifications and new equipment will depend on the particular software application that we elect to offer and can not be determined at this time. The customer will need our satellite dish and router for the application to work, even if the customer does not also utilize our IP Multicast services. The charges for such software application services will be based on usage as opposed to reselling software. In some cases the customer application will require consulting services, either offered by us or a third party such as Hewlett Packard to enable the customer network to receive our services.

        We also plan to offer additional network solutions requiring high-speed services by developing as well as using existing technologies for IP encapsulation and encryption, conditional access security, hybrid spread spectrum, error-correction, modulation and Radio Frequency ("RF") techniques. Conditional access is a form of security encryption of the Digital Video Broadcast ("DVB") signal that authorizes a single customer or group of customers to receive content to the exclusion of other customers. An example is pay per view in the entertainment broadcast market. Spread spectrum is a way to provide communications between many users without interference limitations. It is currently used in the U.S. PCS cellular market. Hybrid spread spectrum is a modification of this standard to improve the number of customers that can use a satellite without interference. Through these existing enabling technologies, we plan to deliver our services to the end customer through an infrastructure that integrates a terrestrial Internet fiber optic backbone network with a satellite delivery system.

MATERIAL CONTRACTS

SATMEX. On October 1, 1999, we entered into an agreement with Satelites Mexicanos, S.A. DE C.V., or SatMex, under which SatMex provides us with international service of signal conduction via satellite, through the Mexican Satellite System ("Sistema de Satelites Mexicanos"), by means of the space segment assignation in the category of Non-Preemptible service on the Ku band, of the NAFTA Ku1 region, of the Satmex 5 satellite, with a total bandwith of
72.00 MHz. This agreement terminates on December 31, 2004.

        We will receive service at 72 MHz bandwith on a 4K transponder until December 31, 2004. We may increase our capacity in a third, fourth or fifth transponder by written notice. We pay for the service in monthly payments in advance for the total amount of $19,059,600 in accordance with a set calendar. If we cease to cover a monthly payment, the service will be suspended. We have guaranteed payment under this agreement for an amount equivalent to two times the monthly service payment of the service, by means of a Letter of Credit issued by Bank of America, on behalf of SatMex, for a total amount of $310,800.

        We may cancel part of the capacity or terminate the contract by notifying SatMex at least thirty working days in advance in writing. SatMex may rescind the contract if (i) without having prior written authorization from SatMex, we transmit the rights and/or obligations derived from the agreement;
(ii) we stop paying more than one monthly invoice of the service or for three suspensions of same in the term of one year; (iii) we do not adjust to satellite access parameters indicated by SatMex; (iv) we do not attend appropriately and/or carry out the necessary adjustments on the generated signals on our equipment that cause or may cause affectations to third parties; (v) we do not grant or maintain the guarantee by letter of credit in time and form; (vi) we dissolve or liquidate, or if we are declared bankrupt or are in suspension of payments, or if we are in any of the cases stipulated in Article 2nd of the Mexican Law of Bankruptcy and Suspension of Payments; (vii) we decide not to accept relocation assigned to us by SatMex in its satellites; or (viii) we, in general, do not fulfill any of the obligations derived from the agreement.

LEVEL 3. We receive bandwidth and co-location services from Level 3 Communications, LLC, or Level 3 through executed customer orders. The fee for these services is approximately $28,000 per month and we are billed on a monthly basis. Level 3 may terminate any of our customer orders and discontinue service without liability: (i) if we fail to pay a past due balance for services within thirty days of written notice provided by Level 3; (ii) if we violate any law, rule, regulation or policy of any government authority having jurisdiction over the services; if we make a material misrepresentation in any submission of information in a customer order or other submission of information to Level 3; if we engage in any fraudulent use of the services; or if a court or other government authority having jurisdiction over the services prohibits Level 3 from furnishing the services; (iii) if we fail to cure our breach of any provision of the terms and conditions or any customer order within thirty days of written notice provided by Level 3; (iv) if we file for bankruptcy, for reorganization, or fail to discharge an involuntary petition therefore within sixty days; and (v) if our use of the services materially exceeds our credit limit, unless within fourteen days of written notice thereof by Level 3, we provide adequate security for payment of the services. We may terminate the services under certain terms and conditions, including the unavailability of service for certain defined periods, and we may terminate upon sixty days prior written notice.


OTHER SIGNIFICANT CONTRACTS.

HEWLETT-PACKARD. We entered into a Statement of Work, with a date of issue of March 20, 2000, with Hewlett-Packard, specifically HP Network Services Operation, for a Network Services, Implementation and Operation Plan. The objective of the service is to design and implement a project plan to build and operate our network and define the responsibilities and relationships between Hewlett Packard and us for pre and post sales support to offer our products and services to national and international clients. The Statement contemplates a strategic relationship whereby HP becomes the service integration arm bringing our services to our clients. The project start date was March 20, 2000, with project timelines and milestones to be determined as part of the plan development. For the implementation and integration service, we our invoiced per a payment schedule under which HP invoices us upon delivery of networking services.

PHILIPS. We have placed a purchase order with Philips Digital Video Systems Company, or Philips, under an agreement dated December 14, 1999, in which we agreed to purchase 200 Philips Satellite Routers - Model 1, and 1800 Philips Satellite Routers - Model 2. The total amount of the sale was to be $6,589,000. The purchase was conditional upon the satisfaction of mutually agreeable technical specifications, and our completion of testing of the Helius prototype satellite router and such product meeting acceptable expectations for performance. To date, 50 units have been delivered under this agreement.

OUR INTELLECTUAL PROPERTY

        The aspect of our network that is proprietary to the company is the software that creates the VPN "tunnel" that allows for IP Multicasting over the Internet, the Web based multicast management software, the terrestrial/satellite split path routing software and Code Division Multiple Access (CDMA) implementation software for the two-way satellite system. Other than our software, our network is made up primarily of technology available from outside vendors, including (1) the terrestrial connection from the customer to our Network Operating Center, (2) ISP services that allow the customer to access our Web site, (3) the satellite dish that is installed at the customers' site, (4) the router developed in conjunction with Philips Corporation and (5) satellite services. Our software, however, allows us to receive information for multicasting via the Internet and to provide IP Multicast services over the Internet to a LAN rather than simply to a single computer.

        We are also developing a "Hybrid" two-way satellite system. The two-way satellite system may involve hardware, equipment or software that is proprietary to the company. We have completed the system design and are now in the ASIC design phase of the receiver and transmitter. Field trials are schedules for the first quarter of 2001.

        We are also working on developing direct sequence spread spectrum waveforms for wideband applications. We believe that we can develop a system that will use a special form of synchronous Frequency Division Multiple Access ("FDMA") and Code Division Multiple Access ("CDMA") integrated with Global Positioning System ("GPS") timing for maximum satellite bandwidth utilization. The external specifications and feasibility simulation studies have been completed for the maximum satellite bandwidth utilization system. The Hybrid CDMA modems and controllers, including the Application Specific Integrated Circuit ("ASIC") chip design will be implemented through a contract with a third party end-to-end design house. We intend to prepare two patent applications for proprietary coding algorithms and we intend to submit these applications to the U.S. Patent and Trademark Office after further technical evaluation.

        We do not hold any patents nor do we hold any trademark or servicemark registrations. We do not have any U.S. patent applications pending.

        Our success and ability to compete are substantially dependent upon technology and intellectual property. While we will rely on copyright, trade secret and trademark law to protect our technology and intellectual property, we believe that factors such as the technological and creative skills of our personnel, new service developments and frequent service enhancements are more essential than establishing and maintaining an intellectual property leadership position.

        We anticipate entering into confidentiality agreements with our employees and consultants. We will implement confidentiality agreements, which require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we will take might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

OUR PRICING MODEL

        Our business model is based on selling services rather than hardware. The customer premise equipment required to receive the services that are delivered from our Network Operating Center will be provided through third party vendors. Our service pricing model is a "usage" based billing model, whereby the customer pays for what they use rather than how long they are connected. If the customer is not using the network by sending data, he does not pay. The satellite and Level 3 Communications network resources are then re-allocated to another customer. Our initial pricing is based on charging customers $1.00 per MegaByte (one million bytes) of information sent via the IP Multicast services. Services are being marketed today at these prices. For example, a customer may sign a contract for us to deliver 50,000 Mbytes of data files per month over a two year period. At $1.00 per Mbyte, our proposed fee, the customer would pay $50,000 per month for the service, regardless of the number of sites receiving the information. There should be cost savings for the customer, which will depend on the number of sites utilizing the multicast service, and the bandwidth required for the services. Customers will typically have a cost alternatives to compare against our solution. The more sites receiving the service, the more favorable the comparison for our solution. For example, we are aware of one company pricing for content distribution of a two hour audio concert, based on a 30 Kilobit file distributed to 10,000 Internet users, at a fee of $.01 per MBytes, which would cost the content provider $2,700 per event. The AMC pricing at $1.00 per Mbytes is $27 per event.

        We will require service agreements with customers for our services. We believe that revenue will be generated beginning approximately 30 days following the signing of the service agreement. We have not generated any revenues to date for the IP Data or Video Multicast services, however, we anticipate that revenue will begin in the second half of the year 2000 from the provision of IP Multicast services. We anticipate that revenues will be recognized from data and video content based on usage contracts over the applicable contractual period, billed on a monthly basis.

        We intend to generate additional revenue by bundling our enhanced carrier services and value added applications with terrestrial Internet access through a co-location agreement with Level 3 Communications. No such revenues have been generated to date, and the amount of such revenues, if any, will depend on a number of factors, and we can provide no estimate of any such revenues.

OUR MARKETS AND CUSTOMERS

        As the Internet takes on increased importance as an information source and e-commerce vehicle, we anticipate large growth in the demand for interactive high-speed services and multimedia applications. According to Frost and Sullivan, a market research firm, the growth in demand for high speed services is expected to increase from $200 million in 1999 to $3 billion in 2004 (article on page 74 in the December 1999 issue of Internet World). Our target market consists of small and mid-size companies, together with the corporate employees and business groups who work out of the home but need to be integrated with other parts of their company (the Small Office, Home Office market) and institutional users such as educational, health care and government institutions. Our target corporate customers will be companies with between 50-450 employees. We believe that these companies will subscribe to our high-speed services to reduce their telecommunications costs, improve their Intranet or Extranet networks, and implement applications currently unavailable due to bandwidth and network limitations. An example of our target corporate market is a network of real estate agents around the country who could use specialized real estate accounting, legal and listing applications along with IP Multicast Video to share home listings with other real estate sites around the country simultaneously.

        Distance Learning applications are in the educational institutions market segment, which includes colleges and universities, private educational institutions as well as the grades K through 12 school system. For distance learning applications, we believe that our network will enable an instructor located at his home site, equipped with the latest teaching aids, to broadcast a live teaching session to students located in remote classrooms or offices. In the classrooms or at their desktop, students would be able to watch the teacher on a television screen or computer monitor and ask or respond via video conferencing, IP text window, or IP voice call interaction. The teacher could then remotely control the video camera in the classroom to zoom in or pan the classroom. The teacher could also take the classroom to an Internet website, representing the subject discussed, by hyperlinking to the site, thus facilitating further instructional interactivity. The students may take web-based tests with real-time interaction with the remote teacher. Enhanced features such as file transfer of instructional notes that have been converted into electronic form via voice recognition software, as well as help desks, fax, and remote printing are a few of the service features that may be delivered by our system. According to discussions with teachers and professionals in the business, an interactive distance learning system capability can enhance learning productivity and help reduce training costs. Although there is some customer premise equipment involved, it is expected that the total costs can be distributed over sufficient schools or sites to make it cost effective. We are evaluation application packages that provide distance learning capabilities for our network and service offering. The cost savings for the user are dependent on the number of sites and students in the network.

        We intend to develop our customers through vertical market channel partners such as integrators, consulting companies, marketing companies, trade associations, broadband data service providers, content providers, local exchange carriers that wish to enhance their data service offerings and ISPs that are developing application packages and targeting special markets and corporate users. We also intend to pursue direct accounts. We have a Director of Business Development who will be responsible for developing a viable channel marketing program. We plan to build joint channel market programs with companies that will use our services to enhance their product offerings as well as refer customers to us. We believe that SatMex, from whom we currently purchase satellite transponder time, may wish to expand its business by offering our services in Latin America. Our discussions with SatMex involve potential referrals by SatMex of users of their satellite services for South America and joint selling efforts in Mexico by our business development department and their business development department. Channel marketing is a proven method for utilizing sales resources of other companies that have an existing product or customer base where a joint program will benefit both parties.

        We intend to maximize market penetration and optimize network technologies for interactive broadband applications through strategic alliances and joint ventures with leading manufacturers, communications companies, enterprise sales and consulting organizations, content providers and Internet Service Providers ("ISPs"). We have entered into agreements with Hewlett Packard, Level 3 Communications and Philips. Negotiations are taking place with other companies.

        We currently have a Director of Sales, two outside sales representatives, an outside system engineer and two internal sales representatives. They are making sales calls to potential users to set up demonstrations and determine the best business applications to generate sales. Based on current projections, we expect to have approximately 30 sales people by the end of 2000.

OUR COMPETITION

        The Company competes in the streaming video, video services and Internet services markets involving transmission of data by wired and wireless methods including satellite, radio and other signals, telephone wires, cable, etc. This market was, until recently, relatively limited. Video via the Internet has become the "hot application" for the present and near future and many large companies (such as Microsoft, IBM, and others) are now producing applicable products and offering related services. There currently are several hundred competitors offering identical or nearly identical products and services. We believes that we have an advantage, however, because we offer a form of video delivery service that no other service providers currently offer - IP Multicasting services using the Internet.

        We believe there are a handful of dominant players in the Internet video field against whom we indirectly compete, including Real Networks, Microsoft (via its Windows Media Player), Broadcast.com, Intervu, and several others. Because of the extreme interest in the field, many mergers are underway and major players change fairly regularly. The Company believes that the fluid nature of the industry allows newcomers to thrive and emerge in leadership positions if they have technically superior, cost effective, properly marketed products and services. Competition is by direct competition in the marketplace, through affiliations with other companies with dominant positions in their fields, and through high-profile, capital-intensive marketing and advertising campaigns.

        We also compete with other providers of satellite communications services, of which there are several. One direct competitor of which we are aware is Hughes Network Systems' DirecPC, which offers high-speed connectivity and IP based services delivered over a proprietary satellite transport system. The DirecPC system delivers information to a single PC, rather than a LAN, that has many PCs. For Web based business applications at the desktop in the corporate enterprise LAN, the system must have software that can handle the multicasting routing and security issues, as well as the multicast limitations of the Internet. We do not believe that Hughes' DirecPC system can currently provide such services. Also systems such as DirecPC do not offer download speeds of 10 Mbps because they were designed for consumer Internet access applications, where the Internet had a limitation in speed that information could be downloaded off the Internet of approximately 400 Kbps.

        Although we provide high-speed, high-bandwidth methods of delivery of large data files and video over the Internet, and we provide a VPN for users of such services, we do not provide an alternative method of access to the Internet. Therefore, we do not believe that ISPs and the several providers of terrestrial high-speed connectivity services are our direct competitors. We currently require, and will probably require for the foreseeable future, our customers to establish a terrestrial connection to our Network Operating Center and a connection to an ISP to access our Web site. Therefore, for part of our network, we are not competing with such service providers, but instead, our customers are part of the customer base of these service providers. However, when our customers utilize our satellite delivery services, they will be avoiding the use of terrestrial connections for that part of the data or video delivery process. We believe that the current methods of terrestrial connectivity may be used only for single user unicasting and do not allow for IP Multicasting over a LAN so, although we provide an alternative to terrestrial connections for part of the data and video delivery process, we provide a method of delivery that is not offered by traditional terrestrial connectivity service providers.

        We will seek opportunities to cross market our services with the high-speed terrestrial connectivity services offered by other providers. Such opportunities may include bundling our services with terrestrial connectivity or ISP services as a package or providing cross referrals. We believe that ISPs may be willing to offer our services in the same manner as they offer DSL and other connectivity services from other providers. We believe that in order to generate additional revenue, either through existing customers or new customers, ISPs may be interested in offering new services, such as ours, to their customers. We have, however, not entered into any agreements with terrestrial connectivity services providers for this purpose and can provide no assurances that any cooperative agreements or relationships can be established in a timely manner, if at all.

        Several other providers offer VPN services. However, we do not offer a VPN as a stand alone service and only offer our VPN in connection with our IP Multicasting, so we do not compete with such providers. Also, a web cache at our Network Operating Center can deliver Internet content to customers without having to go to the Internet each time. This technology is also currently commercially available from suppliers such as Sun Microsystems, Oracle and Cisco Systems. We are only competing with such service providers indirectly because we will offer that service only in connection with our primary IP Multicasting services.

REGULATIONS

        We have obtained an FCC transmission license for the satellite connection at our commercial Network Operating Center located at the Level 3 Communications in Sunnyvale. Each Network Operating Center located in the U.S. is under the jurisdiction of the FCC and will require a separate FCC license. It took approximately three months to obtain the license for the Network Operating Center located at the Level 3 Communications in Sunnyvale, but we believe that additional licenses for additional Network Operating Centers may be obtained in as little as three weeks. We can, however, give no assurances that we can obtain additional licenses in a timely manner, if at all.

        Customer premise equipment does not require FCC approval because it does not transmit information to the satellite. Prior to the introduction of our "Hybrid" two-way satellite terminal, FCC approval must be obtained. We understand that we will not need a separate license for each customer, but instead, a blanket license may be issued for all of our two-way terminals. Although we do not anticipate a problem with obtaining a license for a two-way satellite system, we can provide no assurances that we can obtain such license in a timely manner, if at all.

        Outside of the U.S., additional licenses and permits may be necessary depending upon the laws of the applicable country or jurisdiction. Application for foreign licenses and permits typically involves the telephone authority of the applicable country. We will attempt to develop strategic partnerships with the host country telephone authority in order to obtain the necessary permits and legal documentation. In addition, satellite operators from whom we will attempt to lease satellite services in these countries already hold many of these permits. We understand that SatMex, a member of the Loral Global Alliance with whom we already have a contractual relationship, holds many of such permits that we may be able to take advantage of. We believe that both the satellite operators and the host country telephone authorities will be receptive to entering into strategic or contractual relationships with us because the provision of our services to customers will necessarily utilize their products and services: our customers will use the products and services of telephone authorities to gain terrestrial access to our to be developed Network Operating Centers and we will seek to lease satellite access from satellite operators. The amount of time and cost of obtaining a license or permit in a foreign jurisdiction will vary depending upon many factors, including the political environment and state of nationalization or privatization of the telephone industry. We can not predict how long it will take, or how much it will cost, to obtain any such foreign licenses of permits.

RESEARCH AND DEVELOPMENT

        Our product service development and engineering efforts focus on the design and development of new technologies and product services to increase the speed and efficiency of satellite communications and to increase the number of users on our network. Our research and development expenses for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and March 31, 2000 were $306,637, $507,082, $4,653,240, $74,420 and $1,223,000, respectively.

EMPLOYEES

        As of March 31, 2000, we employed 37 employees and one independent contractor located in our Sunnyvale, California headquarters. Our employees are not covered by any collective bargaining agreements. We believe that our current employee relations are satisfactory. There is significant competition in the San Francisco Bay Area for employees with the managerial, technical, marketing, sales and other skills required to operate our business. Our future success will depend in significant part upon our ability to attract, retain and motivate employees.

AVAILABLE INFORMATION

        Prior to the effectiveness of this Registration Statement, we have not been required to file periodic reports with the Securities and Exchange Commissions.

ITEM 2. FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements appearing elsewhere in this Registration Statement. The statement of operations data set forth below for the years ended December 31, 1996, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this Registration Statement, except for 1996 and 1997. Other annual and quarterly statement of operations data set forth below is derived from our unaudited annual and quarterly financial statements not included elsewhere herein. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                                                            THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             MARCH 31,
                                       ---------------------------------------------------------------   ------------------------
                                         1995(1)      1996(1)       1997         1998         1999          1999         2000
                                       -----------  -----------  -----------  -----------  -----------   -----------  -----------
                                       (UNAUDITED)                                                             (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Sales ...............................  $       157  $        --  $        --  $        --  $        --   $        --  $        --
Cost of goods sold ..................          (47)          --           --           --           --            --           --
                                       -----------  -----------  -----------  -----------  -----------   -----------  -----------
Gross profit (loss) .................          110           --           --           --           --            --           --

Operating expenses:
Selling and marketing ...............           47          193        1,715          587        3,215            90          439
General and administrative ..........          137          191          520        1,188        6,246           608          745
Research and development ............           --           29          307          507        4,653            74        1,223
Write-off of inventory ..............           --           --           --        1,283           --            --           --
                                       -----------  -----------  -----------  -----------  -----------   -----------  -----------
Total operating expenses ............          184          413        2,542        3,565       14,114           772        2,407
                                       -----------  -----------  -----------  -----------  -----------   -----------  -----------
Loss from operations ................          (74)        (413)      (2,542)      (3,565)     (14,114)          772       (2,407)
Other income ........................           --           56            3           16          754            --          359
                                       -----------  -----------  -----------  -----------  -----------   -----------  -----------
Net loss ............................          (74) $      (357) $    (2,539) $    (3,549) $   (13,360)  $       772  $    (2,048)
                                       ===========  ===========  ===========  ===========  ===========   ===========  ===========
Historical basic and diluted
 loss per share(2) ..................           --  $     (0.02) $     (0.13) $     (0.16) $     (0.43)  $       .03  $       .08
                                       ===========  ===========  ===========  ===========  ===========   ===========  ===========

Shares used to compute historical
  basic and diluted loss per share ..   17,919,800   17,919,800   19,671,300   21,589,772   31,870,966    23,774,425   31,870,966
                                       ===========  ===========  ===========  ===========  ===========   ===========  ===========

                                                            AS OF DECEMBER 31,                             AS OF MARCH 31,
                                     --------------------------------------------------------------      -------------------
                                       1995(1)      1996(1)        1997         1998          1999       1999          2000
                                     -----------    -------        ----         ----          -----      ----          ----
                                     (UNAUDITED)                                                            (UNAUDITED)
                                                                        (IN THOUSANDS)
                                     -----------    -------        ----         ----          ------     ----          ------
BALANCE SHEET DATA:
Cash and cash equivalents .........       17           85            1             6          15,306       62          10,947
Working capital ...................      (59)         114          (48)         (289)         14,921      286          10,885
Total assets ......................       52          765          824           712          18,258    1,191          16,110
Long term debt and capital lease
obligations .......................        6            6           --            --              --       --              --
Total stockholders' equity ........       38          691           89           205          17,547    1,089          15,552


(1) Predecessor company (see "Management's Discussion and Analysis of Financial Condition and Results of Operations").

(2) Please see the financial statements and the notes to such statements appearing elsewhere in this Registration Statement for the determination of shares used in computing basic and diluted net loss per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Registration Statement contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify forward-looking statements. The discussion and analysis of financial condition and results of operations is based upon and should be read in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Registration Statement, as well as the information contained under the headings, "Business" and "Risk Factors."

OVERVIEW

        We plan to offer multicast services to consumers and corporate users. The market for our services is rapidly evolving and is characterized by an increasing number of new technologies, which include both satellite and terrestrial network solution providers. Our Company and prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for our product services. See "Risk Factors," generally.

        We have experienced accumulated net losses from operations of $21,496,931 or $0.87 per share (basic and diluted), since inception in April, 1996 through March 31, 2000. We anticipate that we will continue to incur net losses into the year 2000. These losses have developed mainly from our activities to develop our product services and establish brand recognition through the development of a viable sales channel.

        We have not yet generated revenue. We intend our revenue to be generated in the future from the sale of high speed Internet access, the delivery of content and the maintenance and support services. We intend to market to various channels, including multiple business and dwelling units and manufacturing companies. Our policy is to recognize revenue as earned on a monthly basis or as usage charges are incurred.

        We originally began operations by developing multiplexers and high-speed DSL devices for Internet use. In May 1998, we made the strategic decision to abandon the sales and marketing efforts behind our MUX-6 Multiplexer and DigiCop internet connector products to pursue other lines of business. We have written down all of the finished inventory and the parts and raw materials related to these product services to their estimated net realizable value. The total amount of write downs related to the abandonment was $1,282,975.

        We continue to expend substantial resources on sales and marketing in our attempts to establish our product services as a viable alternative in the MSP market. There can be no assurances, however, that we will achieve or sustain profitability or positive cash flow from our operations. See "Risk Factors--We Have a Limited Operating History," "--We May Have Insufficient Capital For Future Operations," and "--We Face Obstacles Relating To Market Acceptance and Distribution."

        Sales and marketing expenses consist primarily of compensation, costs of promotional material, travel and advertising. Since inception in April 1996 through March 31, 2000, sales and marketing expenses have been $5,956,541. During 1997 and 1998, we expended considerable resources in Asia in an attempt to establish a distribution channel and secure contracts with vendors for the MUX-6 and DigiCop product, which included governments and private companies. Our sales and marketing expenses will grow rapidly as we expand the sales and marketing efforts nationwide and internationally. We have hired 5 additional sales personnel in the first quarter of the year 2000.

        General and administrative expenses consist primarily of costs associated with the internal costs of pursuing capital investment in the Company, accounting and human resources needs, professional expenses, leasing of facilities, insurance, legal, depreciation expenses, and compensation. Since inception in April 1996 through December 31, 1999, general and administrative expenses amounted to $7,954,302.

        As of December 31, 1999, we had operating loss carry forwards of approximately $6,060,000 for federal purposes and $3,030,000 for state purposes. The federal and state net operating loss carry forwards expire on various dates through 2019. We have provided full valuation allowance against our deferred tax assets, consisting primarily of net operating loss carry forwards, because of the uncertainty regarding their realization. Further, such net operating loss carry forwards could be subject to limitations due to changes in our ownership resulting from equity financings.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

        Revenue. We have not recognized any revenues for the years ended December 31, 1998 and 1999.

        Research and development expenses. Research and development expenses were $4,653,240 for the year ended December 31, 1999, an increase from $507,082 for the year ended December 31, 1998. Research and development expenses for December 31, 1998 related to DigiCop and December 31, 1999 related primarily to the effort to complete the development and testing our NOCs and the 2-way system under development which we expect to have available for implementation in the fourth quarter of the year 2000. The increase resulted primarily from additional costs related to new employees increase from 18 to 33, transponder fees, rent and compensation costs of approximately $2,598,750 related to the issuance of warrants.

        Sales and marketing expenses. Sales and marketing expenses were $3,214,723 for the year ended December 31, 1999, an increase from $586,529 for the year ended December 31, 1998. This increase resulted primarily from the hiring of additional sales and marketing personnel increase from 2 to 10 and the sales and marketing to develop the business, including compensation costs of approximately $2,598,750 related to the issuance of warrants.

        General and administrative expenses. General and administrative expenses were $6,246,080 for the year ended December 31, 1999, an increase from $1,188,071 for the year ended December 31, 1998. This increase was primarily due to increases in administrative personnel increase from 4 to 8, professional fees, facility expenses to support the growth of operations, including higher rent, supplies and other office expenses, including compensation costs of approximately $2,598,750 related to the issuance of warrants.

        Warrants on up to 3,000,000 shares of our common stock were issued to three of our employees in November 1998. One employee is the engineering director, another is the marketing director and the third is the operations director. Half of these warrants are exercisable based upon target prices of our common stock. The other half are exercisable based upon the achievement of certain research and development milestones. All milestones and certain of the target prices were reached at December 31, 1999. Amounts are expensed in each category, based upon the nature of the warrant and the work performed by the individual.

        Other income. Other income was $754,028 for the year ended December 31, 1999, an increase from $15,561 for the year ended December 31, 1998. This increase was principally due to higher interest income.

YEARS ENDED DECEMBER 31, 1998 AND 1997

        Revenue. We have not recognized any revenues for the years ended December 31, 1997 and 1998.

        Research and development expenses. Research and development costs in 1998 were $507,082, an increase from $306,637 in 1997. This increase was primarily due to the purchase, in the fourth quarter of 1998, of certain technologies in the form of in-process research and development, from SatCom Media Corporation. Related expenses of $406,000 were charged to research and development because the technology acquired and related products were in the early stages of development and had not yet achieved technological feasibility. The change from 1997 to 1998, net of the $406,000 charge, decreased due to the fact that in 1997 the DigiCop product incurred extensive development costs while the significant costs related to the NOC did not begin until the first quarter of 1999.

        Sales and marketing expenses. Sale and marketing expenses were $586,529 in 1998, a decrease from $1,715,649 in 1997. This decrease was primarily due to the significant costs incurred in 1997 in an attempt to secure contracts and commitments in Asia. The costs included consulting fees related to establishing a contract with the Republic of China for our multiplexer product. Sales and marketing expenses for 1998 related primarily to the attempt to sell our multiplexer product and Digicop products through May 1998.

        General and administrative expenses. General and administrative expenses were $1,188,071 in 1998, an increase from $520,151 in 1997. This increase was primarily due to increases in the number of administrative personnel increase from 2 to 4, professional services fees and facility expenses to support the growth of our operations, including higher rent, supplies and other office expenses.

        In January 1997 we acquired certain assets and rights to the MUX-6 multiplexer product from Temasek Telephone, Inc. Temasek Telephone, Inc. was deemed to be a predecessor corporation, and accordingly, certain financial information for the years ended December 31, 1996 and 1995 (unaudited) are included in selected financial data. There was little activity by the predecessor corporation in 1996 and 1995, due to lack of capital. The expenses primarily related to personnel, business development and facilities costs.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

        Revenue. We have not recognized any revenues for the three months ended March 31, 2000 and 1999.

        Research and development expenses. Research and development expenses were $1,223,045 for the three months ended March 31, 2000, an increase from $74,500 for the three months ended. Research and development expenses for March 31, 1999 and March 31, 2000 related primarily to the effort to complete the development and testing our Network Operating Center and the 2-way system under development which we expected to have available for implementation in the fourth quarter of the year 2000. The increase resulted primarily from additional costs related to new employees [increase from 8 to 21], transponder fees, rent and compensation costs.

        Sales and marketing expenses. Sales and marketing expenses were $439,640 for the three months ended March 31, 2000, an increase from $75,467 for the three months ended March 31, 1999. This increase resulted primarily from the hiring of additional sales and marketing personnel [increase from 2 to 8] and the sales and marketing expenses to develop the business.

        General and administrative expenses. General and administrative expenses were $745,035 for the three months ended March 31, 2000, an increase from $155,872 for the three months ended March 31, 1999. This increase was primarily due to increases in administrative personnel [increase from 3 to 6], professional fees, facility expenses to support the growth of operations, including higher rent, supplies and other office expenses.

LIQUIDITY AND CAPITAL RESOURCES

        For the year ended December 31, 1999, net cash used in operations was $4,186,935 primarily as a result of the $13,360,015 net loss incurred in the year, less the non-cash expenses for depreciation and amortization, charges taken on issuance of common stock, and inventory write downs totaling $9,242,181.

        We invested $2,330,906 in new property and equipment, most of which is associated with NOC equipment, lab equipment, and equipment and furnishings for our facility.

        We financed our operations, purchases and advances on notes receivable through net proceeds of $27,014,242 from the issuance of common stock and net proceeds of $821,238 from the issuance of preferred stock. Additionally, advances on notes receivable were paid to a shareholder of the company in the amount of $5,975,540. At December 31, 1999, we had a cash balance of $15,306,130, a $15,300,469 increase from December 31, 1998.

        For the year ended December 31, 1998, our operations used $2,357,027 of cash primarily as a result of the $3,549,096 net loss for the period, less $2,375,774 of non-cash expenses. We invested $406,000 for the purchase of in-process research and development and $441,025 for the purchase of property and equipment. We financed our operations, purchases of in-process research and development, and purchases of property and equipment through proceeds of $3,422,056 from the issuance of common stock. At December 31, 1998, we had a cash balance of $5,661, $4,634 increase from December 31, 1997.

        For the year ended December 31, 1997, our operations used $1,205,354 of cash primarily as a result of the $2,539,237 net loss for the period, less $1,405,614 of non-cash expenses. We invested $38,359 for the purchase of property and equipment and paid advances on a note receivable to a shareholder of the company in the amount of $100,000. We funded our operations and investing activities through the issuance of common stock in the amount of $1,114,740.

        For the three months ended March 31, 2000, net cash used in operations was $2,038,965 primarily as a result of the $2,048,583 net loss incurred.

        We invested $2,192,022 in new property and equipment, most of which is associated with Network Operating Center equipment, lab equipment, and equipment and furnishings for our facility.

        We financed our operations, through the use of available cash as our cash balance decreased from $15,306,130 at December 31, 1999 to $10,942,143 at March 31, 2000.

        The company believes that its existing cash and cash equivalents will be sufficient to satisfy its working capital and capital expenditure requirements over the next 12 months. However, we may be required, or could elect, to seek additional funding from the capital markets prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue generation and growth, the timing and extent of spending to support development efforts and expansion of sales and marketing, the timing of introductions of new product services and enhancements to existing product services, and marketing acceptance of our product services. We cannot assure that additional equity or debt financing, if required, will be available on acceptable terms or at all.

YEAR 2000 COMPLIANCE

        Many computers, software, and other equipment are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish between the year 2000 and 21st century dates from other 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem.

        Assessment. The year 2000 problem may affect the computers, software, and other equipment that we use, operate or maintain for our operations. Based on inquiries that we have made of the third party suppliers of products that we use, we believe that all computer driven equipment within our infrastructure is Y2K compliant.

        External Infrastructure. We rely on the general communications infrastructure maintained by the established telecommunications companies to transmit our data to a Network Operating Center uplink site, to uplink to a satellite, and for rebroadcast by the satellite to our customers. Accordingly, if the telecommunications companies and satellite operators do not have their systems year 2000 compliant, then we and our customers could suffer the consequences of the failure of one or more components of the telecommunications infrastructure in common with other users. The consequences could be that customers will refuse to pay for our product services and we could suffer a decline in revenues. In addition, costs would go up as we would seek to mitigate any problems.

        Product Services. To date, we are not aware of any problems with our existing product services prior to releasing them to customers. We currently do not expect any year 2000 problems to arise with our product services.

        Possible consequences of year 2000 problems by external infrastructures. We expect to identify and resolve all year 2000 problems that could adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified and corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can predict the how many year 2000 problem-related failures will occur or the severity, duration or financial consequences of the year 2000 related failures. In general, we believe that any year 2000 problems will occur in the telecommunications infrastructure. As a result, we believe that the following consequences are possible:

        - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial resources from ordinary business activities;

        -  business disputes or penalties due to year 2000 related problems; and

        - business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

        Contingency plans. We have only made generalized contingency plans for year 2000 contingencies and have not spent any funds in connection with year 2000 compliance. If such problems occur which interrupt our services to our customers, we intend to immediately seek to obtain such services from telecommunications companies that are able to continue offering services. We may also seek to replace on an accelerated basis, any affected equipment or software. We may also have increased work hours for our personnel and hire additional contract personnel to correct any year 2000 problems on an accelerated basis.

        Additional Factors. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, availability and cost of programming and testing resources third party suppliers' ability to modify proprietary software, and other unanticipated problems.

RECENTLY ISSUED ACCOUNTING STANDARDS

        See Note A to the financial statement appearing elsewhere in this Registration Statement.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

        Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.


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


RISK FACTORS

        You should carefully consider the risks applicable to our company described below. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and investors may lose all or part of their investment.

        This Form 10 Registration Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere herein.

WE HAVE A LIMITED OPERATING HISTORY

        Because we recently began operations, it is difficult to evaluate our business and our prospects. Our revenue and income potential is unproven and our business model is still emerging. We were incorporated on April 8, 1996 and did not begin any activity until 1997 and have a limited operating history. Furthermore, our prospects must be evaluated in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of their development. We may not be successful in addressing these risks and our business strategy may not be successful. These risks include our ability to:

        - develop new product services equal to or superior to those of our competitors;

        -  attract customers and maintain strong relationships with them;

        -  execute our sales and marketing strategy;

        -  expand our market share;

        -  expand our domestic and international operations;

        -  reduce our costs of equipment used to provide services;

        -  respond to competitive pressures; and

        - continue to attract, retain and motivate highly qualified personnel, particularly in the areas of engineering, sales and marketing.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

        We have incurred losses since we commenced operations in April, 1996. We incurred net losses of $2,539,237 in 1997, $3,549,096 in 1998, $13,360,015 in
1999 and $2,048,583 for the three months ended March 31, 2000. As of March 31, 2000 we had an accumulated deficit of $21,496,931. We have not yet generated any revenue or achieved profitability and we cannot be certain that we will realize sufficient revenue to achieve profitability in the future. Even if we do achieve profitability, we cannot make any assurances that we can sustain or increase profitability on a quarterly or annual basis in the future. If future revenues fail to materialize or grows slower than we anticipate, if gross margins are not generated in the future or if operating expenditures exceed our expectations or cannot adjust accordingly, we may continue to experience significant losses on a quarterly basis. Accordingly, we are dependent upon the successful completion of future capital infusions to continue operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE EXPECT TO CONTINUE TO EXPERIENCE NEGATIVE CASH FLOW FROM OPERATIONS AND MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS THROUGH THE ISSUANCE OF ADDITIONAL SECURITIES

        Since inception in April, 1996, we have experienced negative cash flow from operations and we expect to continue to experience negative cash flow from operations for the foreseeable future. Therefore, we have relied primarily on issuances of equity securities to fund our operations to date. We currently anticipate that our existing cash balances will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds if our estimates of revenue, working capital and/or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. We cannot be certain that additional financing, through the issuance of equity securities or otherwise, will be available to us on favorable terms when required, or at all. Furthermore, if we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common and preferred stock and our stockholders may experience additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, develop new product services or otherwise respond to competitive pressures which could adversely affect our ability to achieve and sustain positive cash flow and profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR FINANCIAL RESULTS FROM PERIOD TO PERIOD MAY FLUCTUATE AS A RESULT OF SEVERAL FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

        It is possible that in some future periods our operating results may be below the expectations of investors. In this event, the price of our common stock may fall. Once we begin to generate revenue, our revenue and operating results may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

        -  continued market acceptance of our product services;

        -  fluctuations in demand for our product services;

        -  variations in the timing of orders;

        - the timing of new product and service introductions by us or our competitors;

        - the mix of product services sold and the mix of distribution channels through which they are sold;

        - our ability to obtain sufficient supplies of sole or limited source components for our product services;

        -  unfavorable changes in the prices of the components we purchase;

        - our ability to attain and maintain quality levels for our product services; and

        - our ability to integrate new technologies we develop or acquire into our product services.

        We cannot assure you that we will be able to generate initial revenues or to sustain or improve our financial results in the future. As a result, we may experience substantial period to period fluctuations in future operating results and adversely affected financial results. A variety of factors may affect our financial results, including the following:

        - the type of distribution channel through which we sell our product services;

        -  the volume of product services offered and sold;

        -  our product service sales mix; and

        -  the average selling prices of our product services.

        We also anticipate that orders for our product services may vary significantly from period to period for various reasons, including the success of our sales and marketing efforts. As a result, operating expenditures and inventory levels in any given period could be disproportionately high. In some circumstances, customers may delay purchasing our current product services in favor of next-generation product services, which could affect our operating results in any given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our period to period operating results.

THE MARKET IN WHICH WE SELL OUR PRODUCT SERVICES IS INTENSELY COMPETITIVE AND OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE FAIL TO DEVELOP OR RETAIN MARKET SHARE OR OTHERWISE FAIL TO SUCCESSFULLY COMPETE IN THIS MARKET

        We compete with many other companies. We will face competition from numerous sources, including terrestrial and satellite-based online and Internet service providers and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive product services. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their product services than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other third parties to increase their ability to gain market share rapidly by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the opportunity in our market, we also expect that other companies may enter our market with better product services and technologies. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, the demand for our product services would decrease, which would seriously harm our business.

        We expect our competitors to continue to improve the performance of their current product services and introduce new product services or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our product services. Successful new product service introductions or enhancements by our competitors could reduce the sales or market acceptance of our product services, perpetuate intense price competition or make our product services obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may seriously harm our business.

        Increased competition is likely to result in price reductions, longer sales cycles and loss of market share, any of which would seriously harm our business and results of operations once we begin to generate revenue. We cannot be certain that we will be able to compete successfully against current or future competitors or that competitive pressures will not seriously harm our business.

IF WE FAIL TO ENHANCE OUR EXISTING PRODUCT SERVICES OR DEVELOP AND INTRODUCE NEW PRODUCT SERVICES AND FEATURES IN A TIMELY MANNER TO MEET CHANGING CUSTOMER REQUIREMENTS AND EMERGING INDUSTRY STANDARDS, OUR ABILITY TO GROW OUR BUSINESS WILL SUFFER

        The markets in which we compete is characterized by rapidly changing technologies and short product life cycles. Our future success will depend in large part upon our ability to:

        -  identify and respond to emerging technological trends in the market;

        -  develop and maintain competitive product services;

        - enhance our product services by adding innovative features that differentiate our product services from those of our competitors;

        - bring product services to market on a timely basis at competitive prices;

        - respond effectively to new technological changes or new product service announcements by others; and

        - respond to emerging broadband access technologies such as DSL, wireless and cable modems.

        We will not be competitive unless we continually introduce new product services and product service enhancements that meet these emerging standards. In the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards.

        The technical innovations required for us to remain competitive are inherently complex, require long development cycles and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and product services, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced product services can be ascertained. Revenue from future product services or product service enhancements may not be sufficient to recover the associated development costs.

WE DEPEND ON OUR KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US

        Our future success depends in large part upon the continued services of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could harm our business. In particular, the services of Edward Tan, President and Chief Executive Officer, Ronald Everoski, Chief Technical Officer and Vice President of Research and Development and Douglas Hanson, Vice President of Sales and Marketing, would be difficult to replace. We do not maintain "key person" life insurance for any of our personnel. See "Directors and Executive Officers" for more detailed information on our key personnel.

IF WE ARE NOT SUCCESSFUL IN EXPANDING OUR BUSINESS IN INTERNATIONAL MARKETS, OUR GROWTH WILL SUFFER

        We intend to expand our operations domestically and internationally, and will seek to expand the range of our product services and penetrate new geographic markets; however, we have no experience in effectuating rapid expansion or in managing operations which are geographically dispersed. Although we believe we have an adequate infrastructure, there can be no assurance that our current management, personnel and other corporate infrastructure will be adequate to manage our growth.

        As part of our strategy to address the global needs of our customers we plan to develop international sales and support channels in advance of revenue. We cannot assure you that our efforts to develop international sales and support channels will be successful. Moreover, international sales are subject to a number of risks, including changes in foreign government regulations and communications standards, export license requirements, tariffs and taxes, other trade barriers, difficulty in collecting accounts receivable, difficulty in managing foreign operations, and political and economic instability. To the extent our customers may be impacted by currency devaluations or general economic crises, the ability of these customers to purchase our services could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. We cannot assure you that foreign markets for our product services will not develop more slowly than currently anticipated, if at all. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our product services to these foreign customers could result in decreased sales.

        We anticipate that our foreign sales will generally be invoiced in U.S. dollars and, accordingly, we do not currently plan to engage in foreign currency hedging transactions. However, as we expand our international operations, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. We cannot assure you that any currency hedging strategy we may adopt would be successful in avoiding exchange-related losses.

OUR PRODUCT SERVICES MUST COMPLY WITH COMPLEX GOVERNMENT REGULATIONS WHICH MAY PREVENT US FROM GENERATING OUR REVENUE OR ACHIEVING PROFITABILITY

        In the United States, our services must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, product services that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. If we fail to obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our product services where these regulations apply, which may prevent us from generating our revenue or achieving profitability.

        We have obtained and are required to maintain a licenses from the FCC for our existing Network Operating Center. This license should be renewed by the FCC in the normal course as long as we are in compliance with the FCC rules and regulations. However, we cannot guarantee that additional licenses will be granted by the FCC when our existing license expires, nor are we assured that the FCC will not adopt new or modified technical requirements that will require us to incur expenditures to modify or upgrade our equipment as a condition of retaining our license.

        Regulatory schemes in countries in which we may seek to provide our services may impose impediments on our operations. Some countries in which we intend to operate have telecommunications laws and regulations that do not currently contemplate technical advances in telecommunications technology like Internet/intranet transmission by satellite. We cannot assure you that the present regulatory environment in any of those countries will not be changed in a manner which may have a material adverse impact on our business. Either we or our local partners typically must obtain authorization for each country in which we provide our satellite-delivered data communications services. The regulatory schemes in each country are different, and thus there may be instances of noncompliance of which we are not aware. We cannot assure you that our licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities, or that necessary licenses and approvals will be granted on a timely basis in all jurisdictions in which we wish to offer our products and services or that applicable restrictions will not be unduly burdensome.

REGULATION OF THE INTERNET

        Due to the increasing popularity and use of the Internet it is possible that a number of laws and regulations may be adopted at the local, national or international level with respect to the Internet, covering issues including user privacy and expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. It is anticipated that a substantial portion of our Internet operations will be carried out in countries which may impose greater regulation of the content of information coming into the country than that which is generally applicable in the United States, for example, privacy regulations in Europe and content restrictions in countries like the Republic of China. To the extent that we provide content as a part of our Internet services, it will be subject to laws regulating content. Moreover, the adoption of laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our Internet services or increase our cost of doing business or in some other manner have a material adverse effect on our business, operating results and financial condition. In addition, the applicability to the Internet of existing laws governing issues including property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for our products and services, could increase our cost of doing business as a result of costs of litigation or increased product development costs, or could in some other manner have a material adverse effect on our business, financial condition and results of operations.

TELECOMMUNICATIONS TAXATION, SUPPORT REQUIREMENTS, AND ACCESS CHARGES

        All telecommunications carriers providing domestic services in the United States are required to contribute a portion of their gross revenues for the support of universal telecommunications services; and some telecommunications services are subject to special taxation and to contribution requirements to support services to special groups, like persons with disabilities. Our services may be subject to new or increased taxes and contribution requirements that could affect our profitability, particularly if we are not able to pass them through to customers for either competitive or regulatory reasons.

        Internet services are currently exempt from charges that long distance telephone companies pay for access to the networks of local telephone companies in the United States. Efforts have been made from time to time, and may be made again in the future, to eliminate this exemption. If these access charges are imposed on telephone lines used to reach Internet service providers, and/or if flat rate telephone services for Internet access are eliminated or curtailed, the cost to customers who access our satellite facilities using telephone company-provided facilities could increase to an extent that could discourage the demand for our services. Likewise, the demand for our services in other countries may be affected by the availability and cost of local telephone or other telecommunications facilities to reach our facilities.

EXPORT OF TELECOMMUNICATIONS EQUIPMENT

        The sale of our communications services outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. In addition, in order to ship our products into other countries, the products must satisfy the technical requirements of that particular country. If we were unable to comply with these requirements with respect to a significant quantity of our products, our sales in those countries could be restricted, which could have a material adverse effect on our business, financial condition and results of operations.

IF INTERNET USAGE DECLINES OR THE INTERNET INFRASTRUCTURE IS NOT ADEQUATELY MAINTAINED AND EXPANDED, DEMAND FOR OUR PRODUCT SERVICES MAY DECLINE

        The Internet has recently begun to develop and is rapidly evolving. As a result, the commercial market for product services designed to enable high-speed access to the Internet has only recently begun to develop. Our success will depend in large part on increased use of the Internet and other networks based on Internet protocol by corporate telecommuters and small offices. Critical issues concerning the commercial use of the Internet remain unresolved and are likely to affect the development of the market for our product services. These issues include security, reliability, cost, ease of access, government regulation and quality of service. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new method of conducting business and exchanging information. The recent growth in the use of the Internet has caused frequent periods of performance degradation that have prompted efforts to upgrade the Internet infrastructure. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our product services. Potentially increased performance and other benefits provided by our product services and the product services of others are ultimately limited by, and are reliant upon, the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our product services will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OTHER COMPANIES MAY USE OUR INTELLECTUAL PROPERTY TO DEVELOP COMPETITIVE PRODUCT SERVICES THAT MAY REDUCE DEMAND FOR OUR PRODUCT SERVICES

        We currently rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have two pending U.S. trademark applications for trademarks relating to our system hardware and product services.

        We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our product services or technology. We cannot assure you that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our product services is difficult, and we cannot assure you that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE

        Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to modem and networking technology. We cannot be sure that the products, services, technologies, and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability and/or may materially disrupt the conduct of, or necessitate the cessation of, our business. We expect that we may increasingly be subject to infringement claims as the numbers of product services and competitors in the small office market for shared Internet access solutions grow and the functionality of product services overlaps.

        We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business would be harmed.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH TRYING TO BECOME YEAR 2000 COMPLIANT

        Some computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. As a result, computer systems and software used by many companies and governmental agencies should have been upgraded to comply with year 2000 requirements. There is some risk that if such upgrades were not made, system failure or miscalculations which may cause disruptions of normal business activities may still occur in the future. While we have passed the year 2000 effective date, there may still be as yet unknown risks associated with being year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

INSIDERS HAVE SUBSTANTIAL CONTROL OVER THE COMPANY THAT COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL

        Our executive officers, and directors and their affiliates will, in the aggregate, own approximately 24% of our outstanding common stock. As a result, our officers, directors and affiliates will have the ability to influence the election of our board of directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in our corporate control. We do not have cumulative voting in the election of directors; and the minority shareholders will not be able to elect any director to our Board of Directors.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

        Sales of a substantial number of shares of common stock after the filing of this Form 10, either through sales by us of additional shares or sales by third parties of currently outstanding shares, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of March 31, 2000 we had 37,647,866 shares of common stock outstanding.

WE MAY HAVE INSUFFICIENT CAPITAL FOR FUTURE OPERATIONS AFTER THE YEAR 2000

        We anticipate, based on current proposed plans and assumptions relating to its operations, that current cash reserves, together with projected cash flow from operations, will be sufficient to satisfy our contemplated cash requirements for the next 12 months. Thereafter, we may require substantial additional financial resources to fund our operations. The expansion into new product areas will also require substantial financial funding. The failure to acquire additional funding when required will have a material adverse effect on the our business prospects.

WE FACE OBSTACLES RELATING TO MARKET ACCEPTANCE AND DISTRIBUTION

        We are at an early stage of development and our earnings growth depends primarily upon market acceptance of our product services. There can be no assurance that our product service development efforts will progress further with respect to any potential new product services or that they will be successfully completed. In addition, there can be no assurance that our potential new product services will be capable of being produced in commercial quantities at reasonable costs or that these potential product services, if introduced, will be successfully marketed or will achieve customer acceptance.

        We do not have sufficient experience in marketing our product services to determine the optimum distribution methods. Accordingly, we might be in a position requiring change in our sales, distribution, and marketing strategies and implementation.

WE WILL BE DEPENDENT ON NEW PRODUCTS AND PRODUCT ENHANCEMENT INTRODUCTIONS, PRODUCT DELAYS MAY NEGATIVELY AFFECT OUR BUSINESS

        Our success in our business depends on, among other things, the timely introduction of successful new product services or enhancements of existing product services to replace declining revenues from product services at the latter stage of a product service cycle. Consumer preferences for product services are difficult to predict, and few product services achieve sustained market acceptance. If revenues from new product services or enhancements do not replace declining revenues from existing product services, our business, operating results and financial condition could be materially adversely affected. The process of developing broadband services is extremely complex and is expected to become more complex. A significant delay in the introduction of one or more new product services or enhancements could have a material adverse effect on our ultimate success of such product services and on our business, operating results and financial condition.

WE ARE PARTICIPATING IN A DEVELOPING MARKET, NEW ENTRANTS MAY DOMINATE THE MARKET SEGMENT

        The markets in which we compete are rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed product services. Although we currently believe that the diverse segments of the market will provide opportunities for more than one supplier of product services similar to ours, it is possible that a single supplier may dominate one or more market segment.

IF THE SATELLITE COMMUNICATIONS INDUSTRY FAILS TO CONTINUE TO DEVELOP OR NEW TECHNOLOGY MAKES IT OBSOLETE, OUR BUSINESS AND FINANCIAL CONDITION WILL BE HARMED.

        Our business is dependent on the continued success and development of satellite communications technology, which competes with terrestrial communications transport technologies like terrestrial microwave, coaxial cable and fiber optic communications systems. If the satellite communications industry fails to continue to develop, or any technological development significantly improves the cost or efficiency of competing terrestrial systems relative to satellite systems, then our business and financial condition would be materially harmed.

WE MAY RELY ON RELATIONSHIPS WITH RESELLERS IN DEVELOPING COUNTRIES WITH EMERGING MARKETS FOR SALES OF OUR PRODUCTS AND SERVICES

        We intend to provide our products and services in developing countries where we have little or no market experience. We may rely on resellers in those markets to provide their expertise and knowledge of the local regulatory environment in order to make access to customers in emerging markets easier. If we are unable to maintain these relationships, or develop new ones in other emerging markets, our ability to enter into and compete successfully in developing countries would be adversely affected.

OUR INABILITY TO EFFECTIVELY MANAGE OUR GROWTH AND EXPANSION COULD SERIOUSLY HARM OUR ABILITY TO EFFECTIVELY RUN OUR BUSINESS

        Since our inception, we have continued to increase the scope of our operations. This growth has placed, and our anticipated growth will continue to place, a significant strain on our personnel, management, financial and other resources. Any failure to manage our growth effectively could seriously harm our ability to respond to customers, monitor the quality of our products and services and maintain the overall efficiency of our operations. In order to continue to pursue the opportunities presented by our satellite-based communications services, we plan to continue to hire a significant number of key officers and other employees and to increase our operating expenses by broadening our customer support capabilities, expanding our sales and marketing operations and improving our operating and financial systems. If we fail to manage any future growth in an efficient manner, and at a pace consistent with our business, our revenues, financial condition and business will be harmed.

WE DEPEND ON OUR SUPPLIERS, SOME OF WHICH ARE OUR SOLE OR A LIMITED SOURCE OF SUPPLY

        We currently obtain most of our critical components and services from single or limited sources and generally do not maintain significant inventories or have long-term or exclusive supply contracts with our source vendors. We may, from time to time, experienced delays in receiving products from vendors due to lack of availability, quality control or manufacturing problems, shortages of materials or components or product design difficulties. Replacement services or products may not be available when needed, or at all, or at commercially reasonable rates or prices. If we were to change some of our vendors, we would have to perform additional testing procedures on the service or product supplied by the new vendors, which would prevent or delay the availability of our products and services. Furthermore, our costs could increase significantly if we need to change vendors. If we do not get timely deliveries of quality products and services, or if there are significant increases in the prices of these products or services, it could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO LEASE TRANSPONDER SPACE ON SATELLITES, WHICH COULD LIMIT OUR ABILITY TO PROVIDE OUR SERVICES TO OUR CUSTOMERS

        We lease transponder space on satellites in order to provide our multicasting services to our customers. The supply of transponder space serving a geographic region on earth is limited by the number of satellites that are in orbit above that geographic region. If companies that own and deploy satellites in orbit underestimate the demand for transponder space in a given geographic area or they are simply unable to build and launch enough satellites to keep up with increasing demand, the price for leasing transponder space could rise, increasing our cost of operations, or we simply may not be able to lease enough transponder space to meet the demands of our customers.

WE CURRENTLY RELY ON SATMEX FOR OUR MAIN SUPPLY OF TRANSPONDER SPACE ON
SATELLITES

        We currently depend on SatMex for our transponder space on satellites. If SatMex is unable to develop its business or if we are unable to continue to rely on their supply for transponder space, then we will have to find alternative suppliers. If we are unable to find another supplier of transponder space or if we are unable to find one on terms favorable to us, then our business may be harmed. See "Business - Material Contracts".

OUR NETWORK MAY EXPERIENCE SECURITY BREACHES WHICH COULD DISRUPT OUR SERVICES

        Our network infrastructure may be vulnerable to computer viruses, break-ins, denial of service attacks and similar disruptive problems caused by our customers or other Internet users. Computer viruses, break-ins, denial of service attacks or other problems caused by third parties could lead to interruptions, delays or cessation in service to our customers. There currently is no existing technology that provides absolute security, and the cost of minimizing these security breaches could be prohibitively expensive. We may face liability to customers for such security breaches. Furthermore, these incidents could deter potential customers and adversely affect existing customer relationships.

SATELLITES UPON WHICH WE RELY MAY BE DAMAGED OR LOST, OR MALFUNCTION

        The damage, loss or malfunction of any of the satellites used by us, or a temporary or permanent malfunction of any of the satellites upon which we rely, would likely result in the interruption of our satellite-based communications services. This interruption would have a material adverse effect on our business, results of operations and financial condition.

ITEM 3. PROPERTIES.

        Our headquarters are located in Sunnyvale, California, where we lease approximately 12,400 square feet of space in a single building. The lease for our facility expires on November 30, 2003 and we have an option to extend the term for an additional five-year period at such time, provided that it is not then in default of any material provisions of our lease. We believe that our facility provides adequate space for our anticipated needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth certain information with respect to the beneficial ownership of our voting stock as of December 31, 1999 by (i) all persons known by the Company to beneficially own more than 5% of any class of the Company's voting securities, (ii) each director and Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group. As of March 31, 2000, we had outstanding 200,000 shares of Series A Preferred Stock and 37,647,866 shares of common stock.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address for each listed director and officer is c/o American Multiplexer Corporation, 575 North Pastoria Avenue, Sunnyvale, California 94086. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of December 31, 1999, but excludes shares of common stock underlying options or warrants held by any other person.



                                                                  SHARES BENEFICIALLY OWNED
                                                                  -------------------------
                     NAME OF BENEFICIAL OWNER                       NUMBER       PERCENTAGE
                     ------------------------                     ----------     ----------
        5% Beneficial Owners

        Series A Preferred Stock

        Montblanc International Ltd.(1) .....................        100,000        50.0%
            Merrill Lynch Bank (Suisse) S.A.
            Stockerstrasse
            CH-8001 Zurich
            Switzerland

        Wegelin & Co.(1) ....................................        100,000        50.0%
            Bohl 17
            CH-9004 St. Gallen
            Switzerland

        Common Stock

        Karl Schleicher.......................................     4,000,000        10.6
            Credit Suisse
            Ch-Zurich-Oerlikon
            Switzerland

        E-Yan Betty Lau.......................................     3,450,000         9.2
            4A Lermit Road
            Singapore 258637

        On Kei Leong..........................................     2,000,000         5.3
            12 Repulse Bay Drive
            Hong Kong

        Wegelin & Co..........................................     1,900,000         5.0
            Bohl 17
            CH-9004 St. Gallen
            Switzerland

        Officers and Directors

        Edward S.C. Tan(2)....................................    15,000,000        34.4

        Douglas Hanson(3).....................................     1,001,000         2.6

        Louk Wilem Jurgens....................................        20,000         *

        All directors and executive officers as a group
            (4 persons)(4)....................................    17,022,000        37.3

 *   Less than one percent (1%).

(1) Refers to numerical and percentage ownership of the Company's outstanding preferred stock.

(2) Includes 6,000,000 shares of common stock issuable upon exercise of a warrant presently exercisable.

(3) Includes 1,000,000 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 31, 1999.

(4) Includes an aggregate of 8,000,000 shares of common stock issuable upon exercise of warrants presently exercisable or exercisable within 60 days of December 31, 1999, provided certain conditions are met.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

        The following table sets forth certain information with respect to each of the directors and executive officers of the Company:

NAME                                  AGE                 POSITION
----                                  ---                 --------
Edward S.C. Tan..................     51     Chief Executive Officer, President
                                             and Chairman of the Board

Ronald Everoski..................     55     Chief Technology Officer and Vice
                                             President of Research and
                                             Development

Douglas Hanson...................     59     Vice President of Sales & Marketing
                                             and Director

Louk Wilem Jurgens...............     55     Director

        Edward S.C. Tan, the Company's founder, has served as its President and Chief Executive Officer and as a director since January 1997. From September 1991 to December 1996 he was the President and Chief Executive Officer and a director of Temasek Telephone, Inc., a telecommunications equipment company. In January 1997, the Company acquired certain assets of Temasek Telephone, Inc. in exchange for shares of the Company's common stock.

        Ronald Everoski has served as the Company's Chief Technology Officer and Vice President of Research and Development since November 1998. From February 1996 to July 1998 he was the Chief Technology Officer for Satcom Media Corporation,(1) a multimedia company and from January 1990 to April 1994 he was the Chief Executive Officer of Global Telesys, a telecommunications company.

        Douglas Hanson has served as the Company's Vice President of Sales and Marketing since November 1998 and as a director since June 1999. From June 1995 to July 1998 he was the Vice President of Marketing for Satcom Media Corporation,(1) a multimedia satellite communications company and from January 1994 to June 1995 he was Senior Vice President for the EIC Group, a real estate investment company.

        Louk Wilem Jurgens has served as a director of the company since May 1999. In April 1999 he founded Jurgens & Associates, a consulting firm focusing on satellite communications. From April 1998 to April 1999 he was Vice President of Business Development for Loral-Orion Asia Pacific, a satellite communications company in Singapore. From April 1995 to December 1997 he was an Executive Director for PT Satelindo, a satellite communications company in Indonesia. From October 1993 until April 1995 he was Managing Director of PT PSN in Jakarta, Indonesia, a satellite communications company.

        The Company's Bylaws provide that a director shall be appointed by the shareholders and hold office until the next annual meeting of the shareholders or until such director's successor is duly elected and qualified. The Company's Articles of Incorporation and Bylaws currently contain no provisions for a classified board.

        Executive officers are appointed by the board of directors, serve at the board's pleasure and may be removed from office at any time without cause. There are no family relationships among any of the Company's directors or executive officers.

        (1) Mr. Everoski and Mr. Hanson were executive officers of Satcom Media Corporation when that company filed for bankruptcy under the Federal bankruptcy laws.

ITEM 6. EXECUTIVE COMPENSATION.

        The following table sets forth the total compensation earned for services to the Company in all capacities during the fiscal year ended December 31, 1999 by our Chief Executive Officer, President and Chairman of the Board, also referred to as the Named Executive Officer. No other executive officer employed by us earned salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1999. The Named Executive Officer was granted a warrant to purchase 6,000,000 shares of common stock during the fiscal year ended December 31, 1999.

                                    ANNUAL COMPENSATION       LONG-TERM COMPENSATION
                                    -------------------     --------------------------
                                                            # OF SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION               SALARY                     WARRANTS
---------------------------              --------           --------------------------
Edward S.C. Tan..................        $180,000                   6,000,000

        The directors of the Company do not receive compensation for their services as directors but may be reimbursed for their reasonable expenses for attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        On November 30, 1998 the Company loaned $125,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note payable upon demand which bore interest at the rate of nine percent. This promissory note was repaid in January, 1999.

        On March 31, 1999 the Company loaned $250,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The unpaid balance at December 31, 1999 is $175,000.

        On May 14, 1999 the Company granted to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board a warrant exercisable up to five years from the date of issuance covering 6,000,000 shares of the Company's Common Stock at an exercise price of $5.06 per share.

        On June 2, 1999 the Company loaned $3,375,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The full amount of this note is currently outstanding. The proceeds of this loan were used by Mr. Tan to purchase an aggregate 807,960 shares of the Company's Common Stock in a series of transactions made through a designee. These purchases were made between May 18, 1999 and October 15, 1999 at prices ranging from $4.15 to $5.73 per share.

        On July 1, 1999 the Company loaned $725,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The unpaid balance at December 31, 1999 is $550,540.

ITEM 8. LEGAL PROCEEDINGS.

        We are not a party to any current pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        Our Common Stock has been traded on the OTC Bulletin Board under the trading symbol "AMUT." The following table sets forth the high and low bid prices for the Company's Common Stock since it began trading in the fourth quarter of 1997 through the fourth quarter of 1999. The Company's Common Stock has been ineligible for listing on the OTC Bulletin Board since July 1, 1999. The quotations below reflect inter-dealer prices, with no retail mark-up, mark-down or commissions and may not represent actual transactions. The information presented has been obtained from the National Quotation Bureau, LLC.

                                              HIGH BID        LOW BID
                                              --------        -------
1997 FISCAL YEAR

Fourth Quarter                                 6               2 5/8

1998 FISCAL YEAR

First Quarter                                  3 5/8           1 1/8
Second Quarter                                 3 9/16          1 7/16
Third Quarter                                  1 7/16             3/4
Fourth Quarter                                 2 7/8           1 1/16

1999 FISCAL YEAR

First Quarter                                  1 13/16         1 3/16
Second Quarter                                 6 1/8           1 5/16
Third Quarter                                  5 3/8           4
Fourth Quarter                                 4 7/8           3 1/2

2000 FISCAL YEAR

First Quarter                                  4 7/8           2 5/8

        As of March 31, 2000, there were 208 holders of record of the Company's Common Stock.

        The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

        Set forth below is information regarding the issuance and sales of securities by the Company without registration for the past three (3) years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

a) The Company was organized in January 1997. The Company was initially capitalized on January 7, 1997, through a share for asset exchange with Temasek Telephone, Inc. On January 7, 1997 the Company issued
        17,919,800 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to eighty-nine (89) stockholders of Temasek Telephone, Inc. in exchange for the assets of Temasek Telephone, Inc. The assets were valued at $247,154. The recipients of the stock were the initial stockholders of the Company, and include Edward S.C. Tan, Goh Mong Ken, Chew Chan Yong, Heng Tin Meng, Ivan L. Feil and Stephanie E. Feil, Joseph Chua, James, McGivern, M.J. Saul, Tan Sim Hua, Freddy Lee, Ira J. Hunt, Gary J. Palmer, Ang Swee Eng, Joseph E. Hutchens, John M. McGrath and Marlene A. McGrath, Kumi Kao, Frank Piro, John Porgie, Tng Chin Guan, Tim Higgins, Dennis Burt, David Chew, John Walker, Tan Sim Jin, Peidad Reyes, Elly Paittimusa Poa, James Raymond Treierweiler and Frances Douglas, Don Ernst and Teri Ernst, Lenny Simi and Casey Simi, Patrick McGovern, Roger Mintz and Nancy Mintz, Biostim, Inc., Narasingham Sunderaj, Yip Choi Heng, Joyce Vancina and James Vancina, Koo Wong Keng, Stephanie E. Feil, Victor Feil and Darlene Feil, Randall E. Fischer, the Clark Family Trust, Heng Kim Tian, Ngo Tee Hiang, Thomas Glasgow, Ken Bhorman and Sharon Bhorman, Pita Travel, Pacific Falls Int. Corp., Joann Enfantino-Ernst and Martin Ernst, Elaine MicGivern and James McGivern, Thanos Panagoulias and Irene Panagoulias, Glenn Young, Richard Fritzgerald and Christine Fritzgerald, Tan Chin Eng, Amy Good, Allyn Tognoli, Mark Gooch, Chin On, Teo Cheng Chong, James Randall and June Randall, Roy Day, Daniel Boone and Laura Boone, Palmira Gelardi, Charles
        E. Messagie Sr. and Edward Messagie, Chan Hoh, Richard Nicholas Alloy, Joseph Cammarata, John A. Maneastis, Trustee of the Maneastis Family Trust, Brian E. Jones and Joan Jones, Michael C. Coates and Diana Coates, Lauren Teel and Richard Teel, Anthony M. Bolla, Dallas Allen, Jeanne Katsuro, Lilian M. Look, Lorena Higgins, Jaquiline Higgins, Eugene W. Ernst and Margaret L. Ernst, Trustees of the Ernst Family Trust, Ng Choo Kit, Tng Huee Leng, Mark A. Lucas, Barbara Johnson, Christina A. Schrieber, Chin Chee Nang, Joel M. Sugarmann and Suzanne F. Sugarmann, Lee Pak Ming, Susan L. Bruce and Edwin G. Bruce, Lee Bee Ting, John Spero, Tng Chin Tzong and Annamarie McDonald and Edward D. McDonald. The issuance was an isolated transaction not involving a public offering and consequently conducted under an exemption under
        Section 4(2) of the Securities Act of 1933.

b) On April 10, 1997 the Company issued 1,620,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for services provided to the Company valued at $1,377,000. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Y.S. Kong, Federal Economic Technology, Full Tact & Co. and Chek Tan. In addition, on April 10, 1997 the Company issued 2,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock under the exemption provided in Section 4(2) of the Securities Act of 1933 to Renata Pearson.

c) On May 1, 1997 the Company issued 800,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $1,000,000. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Rhoda Aloy, Wendy Bricker, Terry Caggert, Johnny Tio Co., William D'Alexander, Jeffrey Gallegos, Alan Gitlin, Heng Tin Heng, Edward Hew, Timothy Higgins, Clifford Hong, Jeffrey Hubbard, Jeanne Katsuro, Ghassan Khalaf, Kon Wai Kiat, Yew Seng Kong, Hun Liang Kuah, Yew Heng Kuah, Chi Heng Lee, Leap Wah Lee, Lee Kim Yew Trading PTE LT, Melissa lIndsay, Wan Beng Looi, John Maneastis, Patrick McGivern, George McNutt, John Mendez, Wilson Moranda, Yew Meng Mok, Brian and Myrna O'Neil, Kamarlzarnan Othman Bin, Frank Piro, Kiat Poh, Lawrence Raithaus, Peter Rimmel, Pauline Sanchez, Aichen Lee, Christine Sheehan, Kevin Sheehan, Tony Sheehan, Harold Spear, Amber Speakman, William Spiers, Lydia Stough, James Strattos, Anne Taylor, Palmer Tilden, Kevin Tognoli, Mark Tognoli, Gerald Tomory, Joseph Tringali, Terence Wade, Kathlene Wilkes Fong Ping Wong and Keong Yong Yeoh.

d) On May 12, 1997 the Company issued 2,500 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $2,150. The securities were issued to Tony Sheehan under the exemption provided in Section 4(2) of the Securities Act of 1933.

e) On January 12, 1998 the Company issued 255,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $358,500. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: G.D. Fish, Patrick McGivern, Richard Palomba, Frank Piro, John Porgie and Lawrence Raithaus.

f) On March 12, 1998 the Company issued 476,666 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $625,000. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Claud Flouty, Bedikian Johnny, Frank Savarese, Salma Karim, Capital Investment, John Porgie, Lawrence Raithaus, Hassan Khalaf and Nicasio Chua.

g) On April 16, 1998 the Company issued 251,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $315,000. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Ang Swee Eng, Stacey Holden, Tan Sim Hwee, Tony Sheehan and Lee Thiam Yew.

h) On July 16, 1998 the Company issued 194,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $274,946. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Goh Choon Huat, Ng Bee Bee, Ngiam Tong Tau, Kevin Sheehan, Pauline Sanchez, Christine Sheehan, Tan Si Mae, Tony Sheehan, Lu Kwan Chow, Wong Woon Wai and Loh Peck Soon.

i) On July 31, the Company issued 182,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $234,185. The securities were issued to Egan Publishing under the exemption provided in Section 4(2) of the Securities Act of 1933.

j) On August 3, 1998 the Company issued 124,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $153,982. The securities were issued to the following individuals under the exemption provided in
        Section 4(2) of the Securities Act of 1933: Geoff Egan and William
        Spiers.

k) In November 1998 the Company issued 1,294,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $1,460,443. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Egan Publishing, Egan Super Fund, Goh Tiong Peng, Lee Boon Peng, Ng Chong Man, Benny Tay, William Spiers, Kevin Sheehan, Timemac Pty Ltd, the Sheehan Revocable Trust, George Wu, Bukarasamwong Bunjong, Steven Park, Deborah Lee, Cindy Fan and Tony Sheehan.

l) On November 5, 1998 the Company issued warrants to purchase 3,000,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $243,750. The securities were issued to the following employees of the Company under the exemption provided in Section 4(2) of the Securities Act of 1933: Chew Chan Yong, Douglas Hanson and R. Everoski.

m) On March 2, 1998 the Company issued 100,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Preferred Stock for total consideration of $500,000. The securities were issued to Montblanc Pty Ltd under the exemption provided in Section 4(2) of the Securities Act of 1933.

n) In March 1999 the Company issued 644,800 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $1,133,778. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Cindy Fan, Jeffrey Gamble, Goh Mong Ken, R.J. Gritter, Joyce Martin, Mike Joyce, Donal Lynch, John Manning, John Porgie, William Spiers, Zara McDonnell, Wegelin & Co., Tony Sheehan, Daniel Murtagh, Thomas O'Callahan, Timemac Pty Ltd and Karl Schleicher.

o) On May 5, 1999 the Company issued 8,173,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $13,087,659. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Credit Suisse, Terence Loh, Loh Kin Nung, Wegelin & Co., Betty Lau, Lo Tak Shin, Tony Sheehan, Kevin Sheehan, Loh Peck Soon, Chek Han Seng, Zara McDonnell, Leong On-Kei and Joseph Chua.

p) On June 8, 1999 the Company issued 5,514,800 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $13,183,505. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: T.S. Lo, Zargana Marks, Ingomobil MBH, Gustan Struck Terence Loh, John Manning, Karl Schleicher and Zara McDonnell.

q) In September 1999 the Company issued 290,300 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $1,194,550. The securities were issued to the following entities and individuals under the exemption provided in Section 4(2) of the Securities Act of 1933: Ingomobil MBH, Ingomobil BHN, Terence Lori, Stephen Park, Young Lee and Rowena Curiel.

r) On October 31, 1999 the Company issued 4,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock for total consideration of $10,000. The securities were issued to Young Lee under the exemption provided in Section 4(2) of the Securities Act of 1933.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, each with no par value. As of March 31, 2000, there were 37,647,866 shares of Common Stock outstanding which were held of record by 208 shareholders and 200,000 shares of Preferred Stock outstanding.

        The following summary description of all of the material terms relating to the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and bylaws. The Company's Articles of Incorporation and bylaws are included as exhibits to this Form 10.

COMMON STOCK

        The Company's common shareholders receive one vote for each share held on all matters upon which shareholders have the right to vote. The Company's common shareholders are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon a dissolution, the Company's common shareholders are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference if any, of any preferred stock then outstanding.

        The Company's common shareholders have dissenters' rights to appraisal with respect to their shares as provided by statute in connection with certain types of merger or share exchange transactions. Dissenters' rights are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares. The Company's common shareholders do not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

PREFERRED STOCK

        The Company's preferred shareholders receive one vote for each preferred share held on all matters upon which the Company's shareholders have the right to vote. The Company's preferred shareholders are entitled to receive, in addition to all dividends offered to holders of the Company's common stock, when, if and as declared by the Board of Directors, out of funds legally available therefore and in preference to any dividends on common stock: (i) in the year 2000, a dividend of $1.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $6,000,000; (ii) in the year 2001, a dividend of $2.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $10,000,000; and (iii) in the year 2002, a dividend of $3.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $14,000,000. Dividends on the Company's preferred stock are cumulative and the right to such dividends shall accrue to holders of preferred stock until declared by the Board of Directors. Each share of the Company's preferred stock is convertible at any time, at the option of the holder thereof, into two (2) shares of the Company's common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company's Articles of Incorporation provide that the Company's directors shall not have personal liability arising out of action by or in the right of the Company or otherwise for monetary damages for breach of any duty as a director; except as to (i) acts or omissions that such director at the time of such breach knew of believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the North Carolina Business Corporation Act (the "NCBCA") or any successor provision, (iii) any transaction from which such director derived an improper personal benefit or
(iv) acts or omissions occurring prior to the date of the effectiveness of the Articles of Incorporation. "Improper personal benefit" is defined so as not to include a director's reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney or consultant of the Company.

        In general, Sections 55-8-50 through 55-8-58 of the NCBCA allow a corporation to indemnify its directors, officers, employees or agents under nonexclusive statutory and nonstatutory schemes of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person is or was a director, officer, agent or employee of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assesses with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (x) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (y) that in all other cases his conduct at least was not opposed to the corporation's best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

        Section 55-8-57 of the NCBCA permits a corporation to include in its articles of incorporation or bylaws a provision indemnifying any of its directors, officers, employees or agents against liability and expenses (including attorneys' fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses such person may incur on account of activities that were clearly in conflict with the best interests of the corporation. The Company's bylaws provide for indemnification to the fullest extent permitted under the NCBCA.

        Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the Articles of Incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56. The Company's Articles of Incorporation do not contain any prohibition of this type of indemnification.

        Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Our directors and officers are not currently covered under such directors' and officers' insurance policies.

        The foregoing summaries of North Carolina law dealing with indemnification of directors and officers are not intended to be complete descriptions of the relevant statutory provisions. They are qualified in their entirety by reference to Sections 55-8-50 through 55-8-58 of the NCBCA, which contain the specific indemnification provisions.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Multiplexer Corporation

        We have audited the accompanying balance sheets of American Multiplexer Corporation (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, and for the period January 1, 1997 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Multiplexer Corporation (a development stage company) as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and for the period January 1, 1997 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


GRANT THORNTON LLP


San Francisco, California
March 16, 2000

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                                 BALANCE SHEETS

                                     ASSETS

                                                                December 31,                March 31,
                                                       ------------------------------     ------------
                                                           1998              1999             2000
                                                       ------------      ------------     ------------
CURRENT ASSETS
  Cash and cash equivalents                            $      5,661      $ 15,306,130     $ 10,942,143
  Accounts receivable                                         9,043             7,001            4,500

  Prepaid expenses
                                                             27,658           100,011           50,230

  Notes receivable from stockholder                         125,000                --               --

  Notes receivable from employee                                 --               --           133,000

  Interest receivable                                            --          216,126           310,694

  Inventory                                                  50,000             2,387            2,388
                                                       ------------      ------------     ------------
      Total current assets                                  217,362        15,631,655       11,442,955

PROPERTY AND EQUIPMENT, NET                                 465,922         2,568,510        4,509,166

Other noncurrent assets                                      29,004            57,422          157,422
                                                       ------------      ------------     ------------
                                                       $    712,288      $ 18,257,587     $ 16,109,543
                                                       ============      ============     ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                     $    165,181      $    672,160     $    518,949
  Accrued liabilities                                       300,000            38,775           38,775
  Deposit received in advance for purchase
    of common stock                                          41,630                --               --
                                                       ------------      ------------     ------------
      Total current liabilities                             506,811           710,935          557,724

STOCKHOLDERS' EQUITY
  Preferred stock - authorized 10,000,000 shares,
    no par value; issued and outstanding,
    200,000 shares in 1999 and 2000                              --           821,238          821,238
  Common stock - authorized 50,000,000 shares,
    no par value; issued and outstanding shares:
    1998, 23,120,966; and 1999 and 2000, 37,647,866       6,293,810        42,274,302       42,328,052
  Accumulated deficit during the development stage       (6,088,333)      (19,448,348)     (21,496,931)
  Notes receivable from stockholders                             --        (6,100,540)      (6,100,540)
                                                       ------------      ------------     ------------
      Total stockholders' equity                            205,477        17,546,652       15,551,819
                                                       ------------      ------------     ------------
                                                       $    712,288      $ 18,257,587     $ 16,109,543
                                                       ============      ============     ============

The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                                                                                       CUMULATIVE
                                                                                                                          FROM
                                                                                              THREE MONTHS ENDED       JANUARY 1,
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,           1997 THROUGH
                                           ---------------------------------------------     ---------------------       MARCH 31,
                                               1997            1998             1999           1999          2000          2000
                                           ------------    ------------     ------------   -----------    -----------  ------------
                                                                                           (unaudited)    (unaudited)   (unaudited)
Net sales                                  $         --    $         --     $         --    $        --    $       --  $        --

Operating expenses
   Selling and marketing                      1,715,649         586,529        3,214,723         51,958       439,640     5,956,541
   General and administrative                   520,151       1,188,071        6,246,080        103,916       745,035     8,699,337
   Research and development                     306,637         507,082        4,653,240         74,420     1,223,045     6,690,004
   Write down of inventory                           --       1,282,975               --             --            --     1,282,975
                                           ------------    ------------     ------------    -----------   -----------  ------------
                                              2,542,437       3,564,657       14,114,043        230,294     2,407,720    22,628,857
                                           ------------    ------------     ------------    -----------   -----------  ------------
      Operating loss                         (2,542,437)     (3,564,657)     (14,114,043)      (230,294)   (2,407,720)  (22,628,857)

Interest income                                      --              --          671,088             --       359,137     1,030,225
Other income                                      3,200          15,561           82,940             --            --       101,701
                                           ------------    ------------     ------------    -----------   -----------  ------------
      NET LOSS                             $ (2,539,237)   $ (3,549,096)     (13,360,015)   $  (230,294)  $(2,048,583) $(21,496,931)
                                           ============    ============     ============    ===========   ===========  ============

Net loss attributable to common shares
      Net loss                             $ (2,539,237)   $ (3,549,096)    $(13,360,015)   $  (230,294)  $(2,048,583) $(21,496,931)
      Preferred dividends                            --              --         (326,087)            --      (342,391)     (668,478)
                                           ------------    ------------     ------------    -----------   -----------  ------------
                                           $ (2,539,237)   $ (3,549,096)     (13,686,102)   $  (230,294)  $(2,390,974) $(22,165,409)
                                           ============    ============     ============    ===========   ===========  ============

Basic and diluted net loss per share       $      (0.13)   $      (0.16)    $      (0.43)   $     (0.01)  $     (0.06) $      (0.87)
                                           ============    ============     ============    ===========   ===========  ============
Shares used in calculation of net loss
   per share                                 19,671,300      21,589,772       31,870,966     23,774,425    37,647,866    25,357,684
                                           ============    ============     ============    ===========   ===========  ============

The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                    Three Years ended December 31, 1999 and
                     the Three Months ended March 31, 2000


                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Balance at January 1, 1997                    --   $     --           --   $        --   $         --   $        --   $         --

Issuance of common stock in exchange
  for certain assets of $0.01 per
  share on 01/07/1997                         --         --   17,919,800       247,154             --            --        247,154
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      600,000       510,000             --            --        510,000
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      500,000       425,000             --            --        425,000
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      500,000       425,000             --            --        425,000
Issuance of common stock to charity
  at $0.85 per share on 04/10/1997            --         --        2,000         1,700             --            --          1,700
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --       20,000        17,000             --            --         17,000
Issuance of common stock for cash
  through a private placement at
  $1.25 per share on 05/01/1997               --         --      800,000     1,000,000             --            --      1,000,000
Issuance of common stock for cash at
  $0.86 per share on 05/12/1997               --         --        2,500         2,150             --            --          2,150
Net loss                                      --         --           --            --     (2,539,237)           --     (2,539,237)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------

Balance at December 31, 1997                  --         --   20,344,300     2,628,004     (2,539,237)           --         88,767

Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       24,000        36,000             --            --         36,000
Issuance of common stock for cash at
  $1.56 per share on 01/12/1998               --         --       32,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       75,000       112,500             --            --        112,500
Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       20,000        30,000             --            --         30,000
Issuance of common stock for cash at
  $1.41 per share on 01/12/1998               --         --       46,000        65,000             --            --         65,000
Issuance of common stock for cash at
  $1.12 per share on 01/12/1998               --         --       58,000        65,000             --            --         65,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       10,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       10,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       30,000        60,000             --            --         60,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       25,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.50 per share on 03/12/1998               --         --       66,666       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.12 per share on 03/12/1998               --         --       94,000       105,000             --            --        105,000
Issuance of common stock for cash at
  $1.25 per share on 03/12/1998               --         --       16,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       25,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.00 per share on 03/12/1998               --         --      200,000       200,000             --            --        200,000
Issuance of common stock for cash at
  $1.25 per share on 04/16/1998               --         --      100,000       125,000             --            --        125,000
Issuance of common stock for cash at
  $2.50 per share on 04/16/1998               --         --        6,000        15,000             --            --         15,000
Issuance of common stock for cash at
  $1.00 per share on 04/16/1998               --         --       25,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $2.00 per share on 04/16/1998               --         --       30,000        60,000             --            --         60,000
Issuance of common stock for cash at
  $1.00 per share on 04/16/1998               --         --       90,000        90,000             --            --         90,000

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        1,000         2,992             --            --          2,992
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        4,500        13,490             --            --         13,490
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        5,000        15,000             --            --         15,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --       10,000        10,000             --            --         10,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --       40,500        40,500             --            --         40,500
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,994             --            --         29,994
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,985             --            --         29,985
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,985             --            --         29,985
Issuance of common stock for cash at
  $1.25 per share on 08/03/1998               --         --      120,000       149,982             --            --        149,982
Issuance of common stock for cash at
  $1.00 per share on 08/03/1998               --         --        4,000         4,000             --            --          4,000
Issuance of common stock for cash at
  $1.15 per share on 07/31/1998               --         --      182,000       234,185             --            --        234,185
Issuance of common stock for cash at
  $1.15 per share on 11/12/1998               --         --      394,000       429,792             --            --        429,792
Issuance of common stock for cash at
  $1.13 per share on 11/12/1998               --         --       28,000        31,607             --            --         31,607
Issuance of common stock for cash at
  $1.28 per share on 11/12/1998               --         --       40,000        51,250             --            --         51,250
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.25 per share on 11/12/1998               --         --        8,000         9,990             --            --          9,990
Issuance of common stock for cash at
  $0.93 per share on 11/12/1998               --         --       20,000        18,500             --            --         18,500
Issuance of common stock for cash at
  $0.85 per share on 11/12/1998               --         --        5,000         4,250             --            --          4,250
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.23 per share on 11/12/1998               --         --       48,000        59,100             --            --         59,100
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --       10,000         9,984             --            --          9,984
Issuance of common stock for cash at
  $1.25 per share on 11/12/1998               --         --       20,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $1.20 per share on 11/30/1998               --         --      100,000       119,985             --            --        119,985
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       50,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.20 per share on 11/30/1998               --         --      400,000       479,985             --            --        479,985
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       50,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       20,000        20,000             --            --         20,000
Issuance of common stock warrants on
  11/05/1998                                  --         --           --       243,750            --             --        243,750
Net loss                                      --         --           --            --     (3,549,096)           --     (3,549,096)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------

Balance at December 31, 1998                  --         --   23,120,966     6,293,810     (6,088,333)           --        205,477

Issuance of preferred stock for cash
  at $5.00 per share on 03/02/99         100,000    500,000           --            --             --            --        500,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --       50,000        50,000             --            --         50,000

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --      110,000       110,000             --            --        110,000
Issuance of common stock for cash at
  $1.24 per share on 03/10/1999               --         --        5,200         6,441             --            --          6,441
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --        4,000         5,000             --            --          5,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --        8,000         8,000             --            --          8,000
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --       12,600        15,730             --            --         15,730
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --       16,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $0.82 per share on 03/10/1999               --         --       45,000        37,000             --            --         37,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --        5,000         5,000             --            --          5,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --       10,000        10,000             --            --         10,000
Issuance of common stock for cash at
  $1.81 per share on 03/18/1999               --         --       10,000        18,100             --            --         18,100
Issuance of common stock for cash at
  $1.25 per share on 03/18/1999               --         --       20,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $1.25 per share on 03/18/1999               --         --        1,000         1,250             --            --          1,250
Issuance of common stock for cash at
  $0.80 per share on 03/18/1999               --         --       20,000        16,000             --            --         16,000
Issuance of common stock for cash at
  $0.80 per share on 03/18/1999               --         --        5,000         4,000             --            --          4,000
Issuance of common stock for cash at
  $1.81 per share on 03/18/1999               --         --       23,000        41,630             --            --         41,630
Issuance of common stock for cash at
  $1.61 per share on 03/18/1999               --         --      100,000       160,627             --            --        160,627
Issuance of preferred stock for cash
 (net of commissions) at $5.00 per
 share on 03/18/99                       100,000    821,238           --            --             --            --        821,238
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --      400,000       999,982             --            --        999,982
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --      100,000       249,980             --            --        249,980
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --       50,000       124,985             --            --        124,985
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,000,000     1,692,780             --            --      1,692,780
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,000,000     1,692,780             --            --      1,692,780
Issuance of common stock for
  commissions on sale of common stock
  at $4.50 per share on 05/05/1999            --         --      400,000     1,800,000             --            --      1,800,000
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --    1,000,000       999,960             --            --        999,960
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --      500,000       500,000             --            --        500,000
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --        2,000         2,000             --            --          2,000
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        1,000         1,500             --            --          1,500
Issuance of common stock for services
  at $4.50 per share on 05/05/1999            --         --      260,000     1,170,000             --            --      1,170,000
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        3,000         4,500             --            --          4,500
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        3,000         4,500             --            --          4,500
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        4,000         6,000             --            --          6,000
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,450,000     2,588,707             --            --      2,588,707
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --    1,000,000     1,000,000             --            --      1,000,000
Issuance of common stock for cash at
  $0.25 per share on 05/05/1999               --         --    1,000,000       249,985             --            --        249,985

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for
 commissions on sale of common stock
 at $5.44 per share on 06/08/1999             --         --        2,000        10,875             --            --         10,875
Issuance of common stock for cash at
 $2.50 per share on 06/08/1999,
  net of commissions                          --         --    4,000,000     8,682,403             --            --      8,682,403
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       20,000        49,980             --            --         49,980
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       10,000        25,994             --            --         25,994
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --       20,000       108,800             --            --        108,800
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --      123,000       669,120             --            --        669,120
Issuance of common stock for cash at
 $2.50 per share on 06/08/1999                --         --      204,500       511,250             --            --        511,250
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       58,300       125,750             --            --        125,750
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --      277,000     1,506,880             --            --      1,506,880
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --      800,000     1,492,453             --            --      1,492,453
Issuance of common stock for
  commissions on sale of common stock
  at $4.88 per share on 09/08/1999            --         --      198,900       969,638             --            --        969,638
Issuance of common stock for
  commissions on sale of common stock
  at $4.88 per share on 09/08/1999            --         --       29,900       145,912             --            --        145,912
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --          500         1,250             --            --          1,250
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --       30,000        75,000             --            --         75,000
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --       30,000        75,000             --            --         75,000
Issuance of common stock for cash at
  $2.50 per share on 09/15/1999               --         --        1,000         2,500             --            --          2,500
Issuance of common stock warrants             --         --           --     7,796,250             --            --      7,796,250
Issuance of common stock for cash at
  $2.50 per share on 10/31/99                 --         --        4,000        10,000             --            --         10,000
Net loss                                      --         --           --            --    (13,360,015)           --    (13,360,015)
Note receivable from shareholders             --         --           --            --             --    (6,100,540)    (6,100,540)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Balance at December 31, 1999             200,000    821,238   37,647,866    42,274,303    (19,448,348)   (6,100,540)    17,546,652

Issuance of stock options                     --         --           --        53,750             --            --         53,750
Net loss                                      --         --           --            --     (2,048,583)           --     (2,048,583)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Balance at March 31, 2000
  (unaudited)                            200,000   $821,238   37,647,866   $42,328,052   $ 21,496,931   $ 6,100,540   $ 15,551,819
                                         =======   ========   ==========   ===========   ============   ===========   ============


The accompanying notes are an integral part of this statement.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                                                                                                       CUMULATIVE
                                                                                                                          FROM
                                                               YEAR ENDED                      THREE MONTHS ENDED    JANUARY 1, 1997
                                                              DECEMBER 31,                          MARCH 30,             THROUGH
                                             ------------------------------------------    -------------------------     MARCH 30,
                                                1997           1998            1999           1999           2000          2000
                                             -----------    -----------    ------------    ---------    ------------   ------------
                                                                                                   (UNAUDITED)         (UNAUDITED)
Increase (decrease) in cash
Cash flows from operating activities
  Net loss                                   $(2,539,237)   $(3,549,096)   $(13,360,015)   $(230,294)   $(2,048,583)   $(21,496,931)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
      Depreciation and amortization               26,914         31,548         228,318        7,887        251,366         538,146
        Write down of intangible assets               --         80,000              --           --             --          80,000
        Write down of inventory                       --      1,282,976          47,613           --             --       1,330,589
        Write down of purchased in-process
         research and development                     --        406,000              --           --             --         406,000
        Provision for bad debts                       --        331,500              --           --             --         331,500
        Common stock issued for services       1,377,000             --       1,170,000           --         53,750       2,600,750
        Common stock warrants issued for
          compensation                                --        243,750       7,796,250           --             --       8,040,000
        Common stock issued to charity             1,700             --              --           --             --           1,700
        Changes in operating assets and
          liabilities:
        Accounts receivable                       (6,749)      (333,794)          2,042        9,043          2,501        (336,000)
        Interest receivable                           --             --        (216,126)          --             --        (216,126)
                                                                                                  --             --              --
        Inventory                               (569,755)      (753,657)             --           --        (94,568)     (1,417,980)
        Prepaid expenses                              --        (27,658)        (72,353)          --             (1)       (100,012)
        Other noncurrent assets                       --        (29,004)        (28,418)          --         49,781          (7,641)
        Accounts payable                         504,773       (339,592)        506,979      (27,274)      (100,000)        572,160
        Accrued liabilities                           --        300,000        (261,225)    (362,576)      (153,211)       (114,436)
                                             -----------    -----------    ------------    ---------    -----------     -----------
        Net cash used in operating            (1,205,354)    (2,357,027)     (4,186,935)    (603,214)    (2,038,965)     (9,788,281)

Cash flows from investing activities
  Purchase of in-process research and
    development                                       --       (406,000)             --           --             --        (406,000)
  Purchase of property and equipment             (38,359)      (441,025)     (2,330,906)    (287,000)    (2,192,022)     (5,002,312)
  Advance on notes receivable from
    shareholder                                 (100,000)       (25,000)             --           --             --         125,000)
                                             -----------    -----------    ------------    ---------    -----------     -----------
        Net cash used in investing
          activities                            (138,359)      (872,025)     (2,330,906)    (287,000)    (2,192,022)     (5,533,312)

Cash flows from financing activities
  Proceeds from issuance of common
    stock                                      1,114,740      3,422,056      27,014,242      292,149             --      31,551,038
  Proceeds from issuance of preferred
    stock                                             --             --         821,238      821,238             --         821,238
  Advance on notes receivable from
    shareholder-net                                   --             --      (5,975,540)                         --      (5,975,540)
                                                                                            (123,944)      (133,000)       (133,000)
  Cash deposit received for sale of
    common stock                                 230,000       (188,370)        (41,630)     (41,630)            --              --
                                             -----------    -----------    ------------    ---------    -----------     -----------
        Net cash provided by financing
          activities                           1,344,740      3,233,686      21,818,310      947,813       (133,000)     26,263,736
                                             -----------    -----------    ------------    ---------    -----------     -----------

        NET INCREASE IN CASH                       1,027          4,634      15,300,469       57,599     (4,363,987)     10,942,143

Cash at beginning of period                           --          1,027           5,661        5,661     15,306,130              --
                                             -----------    -----------    ------------    ---------    -----------     -----------
Cash and cash equivalents at end
  of period                                  $     1,027    $     5,661    $ 15,306,130    $  63,260    $10,942,143     $10,942,143
                                             ===========    ===========    ============    =========    ===========     ===========

Supplemental cash flow disclosures
  Cash paid for interest                     $       324    $     3,354    $         --    $      20    $        --     $     3,678
  Cash paid for income taxes                 $       800    $       800    $        800    $      --    $        --     $     2,400

Supplemental schedule of noncash
  and financing activities
    Issuance of common stock in
      1997 in exchange for cash of
      $112,590 and:
        Inventory                            $     9,564
        Equipment                                 25,000
        Intellectual property                    100,000


The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        American Multiplexer Corporation (the "Company"), a development stage company, was incorporated on April 16, 1996 and had no activities through December 31, 1996. In January 1997, the Company commenced operations through the issuance of 17,919,800 shares of common stock in exchange for certain assets and rights to the product, the MUX-6 Multiplexer. The Multiplexer was designed to expand underground cable capacity by allowing six different telephone numbers to be carried on a single pair of copper wire. In 1998, the Company abandoned the marketing of the MUX-6 Multiplexer and has refocused its efforts in the area of satellite communications.

        The Company will provide high speed Internet access and broadband interactive services for corporate, institutional and Small Office Home Office ("SOHO") users through its satellite and terrestrial based network.

        A summary of the Company's significant accounting policies follows:

Basis of Presentation

        The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is a development stage company and has not generated any revenues and has net losses since inception through December 31, 1999 and such losses continued through the unaudited period ended March 31, 2000. The Company's continued existence is ultimately dependent upon its ability to use the funds to develop and market services and the success of future operations. There can be no assurance that the Company will achieve profitability or positive cash flow from operations.

Cash and Cash Equivalents

        All liquid investments instruments with an original maturity of three months or less are considered cash equivalents.

        The Company maintains cash balances, which exceed federally insured limits, at financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk or loss.

Inventory

        Inventory is stated at the lower of cost (first-in, first-out method) or market. All inventory as of December 31, 1999, was reduced to salvage value as it related to products that are no longer being developed.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

        Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated lives of three to ten years. Maintenance and repairs are charged to operations as incurred.

Research and Development

        Research and development costs are expensed as incurred.

Income Taxes

        Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using current enacted tax rates. A valuation allowance is established if it is likely that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

        The fair value of cash, accounts receivable, notes receivable, accounts payable and accrued liabilities approximate carrying value due to the short-term nature of such instruments.

Long-Lived Assets

        The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of, which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to review the recoverability of all intangible assets at a minimum on an annual basis and, in addition, whenever events or changes indicate that the carrying amount of an asset may not be recoverable.

Basic and Diluted Net Loss Per Share

        Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, due to the Company's net loss position for all periods presented, diluted loss per share excludes common equivalent shares, as their effect is anti-dilutive (See Notes F, G and H).

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires Management of the Company to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenditures during the reporting period. The amounts estimated could differ from actual results.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principle Board Opinion No. 25, "Accounting For Stock Issued to Employees."

Stock Pricing

        All per share sales prices for the Company's common and preferred stock were approved by the Board of Directors of the Company.

Non-Cash Consideration

The Company used the fair market value to record non-cash consideration in exchange for the issuance of common stock. The fair market value was the quoted market price of the common stock on the day the transaction occurred. Before the Company's stock was traded, the value assigned to non-cash issuances was the value of the services received.

Recently Issued Accounting Standards

        In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from non-owned sources and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company has no comprehensive income items to report for the period from January 1, 1997 (inception) to December 1999. The Company currently has no reportable segments under SFAS No. 131.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133, as amended by SFAS No. 137, is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS Nos. 133 and 137, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

NOTE B - PROPERTY AND EQUIPMENT

        Property and equipment comprise the following as of:

                                                December 31,
                                          -------------------------
                                             1998           1999        March 31, 2000
                                          ----------     ----------     --------------
        Automobile                        $   25,000     $    5,000        $    5,000
        Equipment                            438,145      2,370,510         4,559,060
        Furniture and fixtures                41,239        459,780           463,251
                                          ----------     ----------        ----------
                                             504,384      2,835,290         5,027,311
        Less accumulated depreciation         38,462        266,780           518,145
                                          ----------     ----------        ----------

                                          $  465,922     $2,568,510        $4,509,166
                                          ==========     ==========        ==========

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE C - PURCHASE OF CERTAIN ASSETS

        During November 1998, the Company purchased certain assets from a company that was controlled by the courts under Chapter 7 bankruptcy proceedings. The total purchase price was $805,000. Of this amount, $505,000 was paid in November 1998, and the balance was paid by June 30, 1999. The purchase price was allocated among equipment, furniture and in-process research and development.

        At the time of purchase, the Company determined that the technological feasibility of the purchased research and development had not yet been established and that such technology had no future alternative uses. As such, the Company expensed all of the purchased in-process research and development.

NOTE D - INCOME TAXES

        The components of the net deferred tax assets are as follows as of December 31:

                                               1998             1999
                                            -----------      -----------
        Net operating loss carryforward     $ 2,192,000      $ 2,278,000
        Compensation expense-common
          stock warrants                        100,000               --
        Accrued expenses                             --           16,000
        Valuation allowance                  (2,292,000)      (2,294,000)
                                            -----------      -----------
                                            $        --      $        --
                                            ===========      ===========

        At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $6,060,000 and $3,030,000, respectively, available to offset future taxable income. The Company's federal and state net operating loss carryforwards expire through 2019 and 2004, respectively. The increase in the valuation allowance for deferred tax assets increased $1,360,000 in 1998 and $2,000 in 1999.

        The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined, utilization of the carryforwards could be restricted.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE E - RELATED PARTY TRANSACTIONS

        Stockholder notes receivable balances as of December 31 are as follows:

                                                                    1998          1999
                                                                  --------     ----------
Demand note receivable in the amount of $125,000                  $125,000     $       --

Demand note receivable in the amount of $250,000, bearing
    interest at 9% per annum                                            --        175,000

Note receivable in the amount of $3,375,000, due and payable
    on June 30, 2000, bearing interest at 9% per annum                  --      3,375,000

Note receivable in the amount of $725,000, due and payable on
    June 30, 2000, bearing interest at 9% per annum                     --        550,540

Note receivable in the amount of $2,000,000, due and payable
    on June 30, 2000, bearing interest at 9% per annum                  --      2,000,000
                                                                  --------     ----------
         Total                                                    $125,000     $6,100,540
                                                                  ========     ==========

NOTE F - PREFERRED STOCK

        The Company has authorized the issuance of 10,000,000 shares of Series A Preferred Stock ("the Preferred shares"). The Preferred shares have no par value and may be converted into two shares of the Company's common stock at any time subsequent to issuance. The Preferred shares are entitled to cumulative dividends, payable only when, if and as declared by the Board of Directors of the Company, which are cumulative, at a rate of $1.50, $2.50 and $3.50 per share for the years ending December 31, 2000, 2001 and 2002, respectively. Additionally, Preferred shareholders are entitled to the full amount of any common stock dividends. The Preferred shares have full voting privileges with regard to matters submitted to the shareholders for a vote and, with proper notice, have the right to cumulate votes for the election of Directors of the Company. In calculating the loss per share effect of the preferred dividends, the total of all cumulative dividends will be allocated over the period from the date of issuance through December 31, 2002.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE G - STOCK WARRANTS

        In November 1998 the Company issued warrants for the purchase of 3,000,000 shares of common stock to three employees of the Company. The exercise price of each warrant is $1.00 per share of common stock and can be exercised up to three years from date of vesting. Warrants to purchase 1,500,000 shares of common stock are exercisable upon the Company's common stock price reaching certain price levels ("price warrants") and warrants to purchase 1,500,000 shares of common stock are exercisable upon the Company reaching certain milestones related to the development and marketing of certain product lines and service ("milestone warrants"). Once the contingencies have been satisfied, the warrants vest and can be exercised over three years. During 1998 and 1999, 300,000 and 900,000, respectively, of the price warrants vested as certain price levels were reached. Also during 1999, 1,500,000 of the milestone warrants vested as all developing and marketing milestones were reached during the year. The total expense recorded for the vested warrants was $243,730 in 1998, $7,796,250 in 1999 and 53,750 for the three month period ended March 31, 2000.

        In May 1999, the Company issued warrants to purchase 6,000,000 shares of common stock to an officer of the company. The warrants entitle the holder to purchase one share of common stock at $5.06 per share, which is equal to the fair value per share of common stock at the date of issue. At December 31, 1999, all of the warrants were outstanding and exercisable at any time through May 14, 2004.

NOTE H - STOCK OPTION PLAN

        In February 1999, the Board of Directors approved a stock option plan (the "Plan") intended to qualify as an incentive stock option plan as defined in
Section 422 of the Internal Revenue Code. The Plan is accounted for under the provisions of APB No. 25 and generally provides that exercise prices will not be less than fair market value per share on the date the option is granted. Options granted prior to adoption of the Plan were issued at fair market value. Therefore, no compensation cost has been recognized for the options granted. The options are exercisable cumulatively, to the extent of 25% on the one-year anniversary date and an additional 1/36 on the last day of each calendar month.

        Had compensation cost for the options granted been determined based on the fair value of the options at the grant dates consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net losses would have been increased to the pro forma amounts indicated below.

                                                                Year Ended December 31,
                                                             -----------------------------      Three Months Ended
                                                                1998              1999            March 31, 2000
                                                             -----------      ------------      ------------------
    Net loss: applicable to common stockholders
        As reported                                          $(3,549,096)     $(13,686,102)        $(2,390,974)
        Pro forma                                            $(3,831,741)     $(17,348,403)        $(2,644,249)
    Net loss per share applicable to common stockholders
        As reported                                          $     (0.16)     $      (0.43)        $     (0.06)
        Pro forma                                            $     (0.18)     $      (0.54)        $     (0.08)

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)


NOTE H - STOCK OPTION PLAN (continued)

        The fair value of each option grant is determined on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used: no expected dividends: expected volatility of 109%; risk-free interest rate of 6%; an expected forfeiture rate of zero; and expected lives of 10 years. A summary of the status of the options outstanding is presented as follows:

                                                                                        Weighted
                                                                                        Average
                                                                        Shares       Exercise Price
                                                                       ---------     --------------
       Outstanding at January 1, 1998                                         --         $  --
       Granted (weighted average fair value per share, $1.22)            700,000          1.54
                                                                       ---------         -----
       Outstanding at December 31, 1998                                  700,000          1.54

       Granted (weighted average fair value per share, $3.68)            886,000          3.92
       Forfeited                                                        (110,000)         4.99
                                                                       ---------         -----
       Outstanding at December 31, 1999                                1,476,000         $2.71
                                                                       =========         =====

        The following information applies to options outstanding at December 31, 1999. No options are exercisable at December 31, 1999.

                            Number         Remaining
             Exercise    outstanding      Contractual
              Price      at 12/31/99    Life (in years)
            ----------   -----------    ---------------
            $1.00           450,000          8.83
             1.56-1.88      216,000          9.15
             2.88           100,000          9.08
             3.06-3.38       60,000          8.88
             4.00-4.31      575,000          9.72
             4.62-4.87       35,000          9.65
             5.00-5.12       40,000          9.54
                          ---------          ----
                          1,476,000          9.28
                          =========          ====

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997
               (Information related to the period January 1, 2000
                      through March 31, 2000 is unaudited)

NOTE I - RETIREMENT PLAN

        On January 1, 1999, the Company adopted the AMC 401(k) Plan (the "Plan") which is a standardized profit sharing and trust under section 401(k) of the Internal Revenue Code. The Plan allows for employees with at least six months of service, to contribute to the Plan the maximum amount of salary as permitted under Section 401(k). The Company may make discretionary contributions to the Plan. All such contributions are 100% vested at the time the contribution is made. Employees can borrow against their account balances for hardship or financial necessity for a minimum of $1,000 and a maximum of $50,000. Upon the retirement age of 60, employees receive a lump sum distribution of their account value. In 1999, the Company contributed $57,584 to the Plan.

NOTE J - COMMITMENTS

        The Company is presently leasing office space under leases expiring at various dates through 2003. Rent expense was $322,050, $82,965 and $34,551 for the years ended December 31, 1999, 1998 and 1997, respectively.

        The Company is presently leasing signal conduction via satellite service. The lease expires December 31, 2004. The lease expense was $808,699 for the year ended December 31, 1999.

        Future minimum lease payments under these noncancellable operating leases are as follows at December 31, 1999:

Year ending December 31,
-----------------------
        2000                                        $ 3,990,012
        2001                                          4,010,428
        2002                                          4,023,341
        2003                                          4,006,710
        2004                                          3,687,600
                                                    -----------
                                                    $19,718,091
                                                    ===========

        In December 1999, the Company entered into a commitment to purchase approximately $6,000,000 in satellite routers.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AMERICAN MULTIPLEXER CORPORATION
                                      (Registrant)


Date: July 14, 2000               By  /s/  Edward S. C. Tan
                                      -----------------------------------------
                                      Edward S. C. Tan, Chief Executive Officer

                                  EXHIBIT INDEX

NUMBER       DESCRIPTION
------       -----------
3.1          Articles of Incorporation of American Multiplexer Corporation

3.2          Bylaws of American Multiplexer Corporation

4.1          Form of Common Stock Certificate of American Multiplexer
             Corporation

10.1         Lease Agreement with SCP-I

10.2         Warrant to Purchase Common Shares

10.3         Form of Incentive Stock Option Agreement

10.4         Form of Restricted Stock Warrant Agreement

10.5         Agreement between American Multiplexer Corporation and Satelites
             Mexicanos, S.A. de C.V. dated October 1, 1999

10.6         Terms and Conditions of Service Agreement with Level 3
             Communications

27.1         Financial Data Schedule